

恒 生 銀 行 理財創富 專注為你

HANG SENG BANK

Managing wealth for you, with you.

RECEIVED

2008 AUG 26 P 2:27

Our Ref: HOS LGA 080383

US Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
U S A
Mailstop: Room 3628

21 August 2008





08004492

SUPPL

Dear Sirs

HANG SENG BANK LIMITED (EXEMPTION NO. 82-01747)

On behalf of Hang Seng Bank Limited (the "Bank"), a company incorporated in Hong Kong, I am furnishing herewith the below listed documents pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):

Description of Documents	Date
1. Interim Report for the six months period ended 30 June 2008	4 August 2008
2. Letter to existing shareholders – Election of language and means of receipt of corporate communications	20 August 2008
3. Letter to new shareholders – Election of language and means of receipt of corporate communications together with its enclosure (i.e. Notification Form A)	20 August 2008

The above documents may be viewed and downloaded from the website of the Bank at www.hangseng.com.

Yours faithfully

PROCESSED
AUG 2 8 2008
THOMSON REUTERS

C C Li
Company Secretary

Encl

恒生銀行有限公司 Hang Seng Bank Limited
香港中環德輔道中83號 83 Des Voeux Road Central Hong Kong
電話 Tel (852) 2198 1111 圖文傳真 Fax (852) 2868 4047
電傳 Telex 73311 HASEB HX 網址 Website www.hangseng.com



75 Years of Excellence

滙豐集團成員 Member HSBC Group

G124-R5



恒生銀行

HANG SENG BANK

Exemption No. 82-01747

(Stock Code 股份代號：11)

Letter to existing shareholders – Election of language and means of receipt of corporate communications
致現有股東之函件－選擇收取公司通訊之語言版本及收取方式

The Interim Report 2008 (the "Document") of Hang Seng Bank Limited (the "Bank") has been prepared in English and Chinese. Copies prepared in the language different from those you have received are available from the Bank or the Bank's Registrars, Computershare Hong Kong Investor Services Limited, upon request. The Document is also available (in English and Chinese) on the Bank's website at www.hangseng.com.

恒生銀行有限公司(「恒生」)2008中期報告(「該文件」)備有英文及中文版。恒生或其股份登記處香港中央證券登記有限公司，在收到 閣下的要求後，可提供 閣下所收到的版本以外另一種語言編製的版本。閣下亦可在本行網址www.hangseng.com閱覽該文件(英文及中文版)。

You may at any time change your choice of language or means of receipt, free of charge, by completing the Change Request Form below and returning it to the Bank's Registrars, using this aerogram.

如 閣下欲更改已選擇的語言版本及收取方式，可隨時填寫下方的更改回條，然後以本郵簡把回條寄交恒生的股份登記處。

If you have any queries about how to obtain copies of the Document or how to access the Document on the Bank's website, please call the Bank's hotline on 2198 7887 from 9:00 am to 5:00 pm (Monday to Friday, excluding public holidays).

倘 閣下對於如何取得該文件，或如何在恒生網址上閱覽該文件有任何疑問，請於上午9時至下午5時(星期一至星期五，公眾假期除外)，致電恒生熱線2198 7887查詢。

Form B表格B

CHANGE REQUEST FORM 更改回條

You do NOT need to complete this form if you have received the document in the language you want.
倘 閣下收到的文件版本所採用的語言符合 閣下的意願，則毋須填寫本回條。

I/We would like to receive the Bank's future corporate communications: (Please tick only **one** box.)
關於恒生日後發佈的公司通訊，本人／吾等欲：(只可選擇一項，請於以下適當的空格加上「√」號。)

- ☐ in printed form in English only (by post); or 只收取英文印刷本(經郵遞)；或
- ☐ in printed form in Chinese only(by post); or 只收取中文印刷本(經郵遞)；或
- ☐ in printed forms in both English and Chinese(by post); or 同時收取英文和中文印刷本(經郵遞)；或
- ☐ by electronic means instead of in printed form (i.e. by receiving from the Bank an e-mail notification of the publication of the relevant corporate communication on the Bank's website (www.hangseng.com) on the date of despatch of such corporate communication). 以電子方式取代印刷本(即於恒生向股東寄發公司通訊當日，接受由恒生以電子郵件知會其通訊已刊載於恒生網址(www.hangseng.com)上)。

My/Our e-mail address:
本人／吾等的電郵地址：____________________
(for notification of release of corporate communications) (供收取網上電子版本發佈通知之用)

Signature(s):
簽署：________________

Date:
日期：________________

____
Name(s) of Shareholder(s) in English / Chinese
股東的英文/中文名稱

____
Contact Telephone Number
聯絡電話

Notes:
1. *The above instruction will apply to all corporate communications of the Bank to be sent to you until you inform us otherwise.*
2. *If any shares are held in joint names, all joint holders OR the joint holder whose name stands first on the Bank's Register of Members should sign on this Form in order to be valid.*

附註：
1. *上述指示將適用於恒生發出的所有公司通訊文件，直至 閣下另行通知為止。*
2. *如任何股份以聯名方式持有，則所有聯名持有人或名列恒生股東名冊的首名聯名持有人須於本表格上簽署，方為有效。*



請在此摺叠及封口
Please fold and seal here

POSTAGE WILL BE
PAID BY
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牌人支付

STAMP
NECESSARY IF
POSTED IN
HONG KONG
如在本港投寄
毋須貼上郵票

BUSINESS REPLY SERVICE LICENCE NO.
商業回郵牌號：**6788**

Computershare Hong Kong Investor Services Limited,
Attention: Hang Seng Bank
Rooms 1806-7, 18th Floor, Hopewell Centre,
183 Queen's Road East,
Wanchai, Hong Kong



HANG SENG BANK

(Stock Code: 11)

20 August 2008

Dear Shareholder

Letter to new shareholders – Election of language and means of receipt of corporate communications

We enclose Hang Seng Bank Limited's (the "Bank") Interim Report 2008, the English and Chinese versions of which are available in printed form and on the Bank's website at www.hangseng.com.

The purpose of this letter is to ascertain your choice of language and your choice of means of receiving the Bank's corporate communications [Note].

In Form A as attached, please indicate whether, in the future, you wish to receive the Bank's corporate communications:

- in printed form; or
- by electronic means, through our website,

and, if in printed form, whether you wish to receive:

- the English version only;
- the Chinese version only; or
- both the English and Chinese versions.

Please complete Form A and return it to the Bank's Registrars, Computershare Hong Kong Investor Services Limited, on or before 30 September 2008.

If we do not receive your reply as requested in the previous paragraph, we will send the printed Chinese version of future corporate communications to all Hong Kong Shareholders who are natural persons with a Chinese name using a Hong Kong address, and the printed English version to all overseas Shareholders and all Hong Kong Shareholders (other than natural persons with a Chinese name) using a Hong Kong address. Whether a Shareholder is a Hong Kong or an overseas Shareholder will be determined by the address of that Shareholder appearing in the register of members of the Bank maintained by the Bank's Registrars.

If you choose electronic means, we will send you an e-mail notification of the publication of the relevant corporate communication on the Bank's website on the day such corporate communication is sent to Shareholders. Alternatively, if the electronic means is chosen, but you have not provided your e-mail address, printed corporate communications will be sent out in accordance with the arrangements described in the previous paragraph.

You may change your choice of language or means of receipt at any time, free of charge, by completing and returning to the Bank's Registrars the change request form, a copy of which will be sent to you together with the printed version of our future corporate communications or can be obtained from the Bank's Registrars.

Should you require further information on the above matters, please call our hotline on 2198 7887 from 9:00am to 5:00pm (Monday to Friday, excluding public holidays).

Yours faithfully

C C LI
Secretary

Encl

Note:
Corporate communications refer to any documents issued or to be issued by the Bank for the information or action of holders of any of the Bank's securities, including but not limited to:

(a) the directors' report and annual accounts together with a copy of the auditors' report and, where applicable, a summary financial report;
(b) the interim report;
(c) a notice of meeting;
(d) a circular; and
(e) a form of proxy.


printed on environmentally friendly paper

敬啟者：

致新股東之函件 — 選擇收取公司通訊之語言版本及收取方式

現隨函附上恒生銀行有限公司(「本行」)2008年中期報告，有關文件的中文和英文版本已載於本行網址www.hangseng.com，歡迎瀏覽。

現謹奉函向股東確定選取本行公司通訊[附註]的語言版本和收取方式。

請 閣下於隨附表格A選擇日後擬收取本行公司通訊的：
- 印刷本；或
- 網上電子版本。

如 閣下選擇收取印刷本，請指定語言版本：
- 只收取英文版；
- 只收取中文版；或
- 同時收取中英文版。

請 閣下填妥表格A，並於2008年9月30日或之前，將表格寄回本行股份登記處香港中央證券登記有限公司。

倘本行未曾收到 閣下之回覆，本行則會將有關公司通訊的中文印刷本寄予所有具有中文名稱並以香港地址登記的個人香港股東，並將英文版本寄予所有海外股東及所有以香港地址登記的香港股東(具有中文名稱的個人除外)。至於股東屬於香港或海外人士，則概以其在本行股份登記處存置的股東名冊內所示的地址為準。

如 閣下選擇收取網上電子版本，我們將在公司通訊寄發予股東當日以電郵通知，以便 閣下在本行網址上瀏覽有關通訊。若 閣下選擇以電子形式收取而未有提供電郵地址，本行將根據上文之安排寄送公司通訊的印刷本予 閣下。

如 閣下欲更改已選擇的語言版本及收取方式，可隨時填寫更改回條(該更改回條將連同日後的公司通訊之印刷本一併寄予 閣下，或可向本行股份登記處索取)及交回予本行股份登記處，費用全免。

若 閣下對上述事項有任何疑問，請於上午9時至下午5時(星期一至星期五，公眾假期除外)，致電本行熱線2198 7887查詢。

此致

列位股東 台照

公司秘書

李志忠 謹啟

2008年8月20日

附件：如文

附註：

「公司通訊」指本行發出或將予發出以供其任何證券持有人參照或採取行動的任何文件，其中包括但不限於：
(a) 董事會報告書及年度賬目，連同核數師報告書的副本及(倘適用)財務報告摘要；
(b) 中期報告；
(c) 會議通告；
(d) 通函；及
(e) 投票委托書。



恒 生 銀 行
HANG SENG BANK

(Stock Code 股份代號：11)

Form A表格A

Please complete, sign and return this notification form to
Hang Seng Bank Limited's (the "Bank") Registrars,
Computershare Hong Kong Investor Services Limited, using this aerogram.
請填妥及簽署下列通知表格，並以本郵簡寄回恒生銀行有限公司(「恒生」)
股份登記處香港中央證券登記有限公司。

NOTIFICATION FORM 通 知 表 格

I/We would like to receive the Bank's future corporate communications:
關於恒生日後發佈的公司通訊，本人／吾等欲：

(Please tick only ***one*** *box.) (只可選擇一項，請於以下適當的空格加上「√」號。)*

- ☐ in printed form in English only (by post); or
  只收取英文印刷本(經郵遞)；或
- ☐ in printed form in Chinese only (by post); or
  只收取中文印刷本(經郵遞)；或
- ☐ in printed forms in both English and Chinese (by post); or
  同時收取英文和中文印刷本(經郵遞)；或
- ☐ by electronic means instead of in printed form (i.e. by receiving from the Bank an e-mail notification of the publication of the relevant corporate communication on the Bank's website (www.hangseng.com) on the date of despatch of such corporate communication). 以電子方式取代印刷本(即於恒生向股東寄發公司通訊當日，接受由恒生以電子郵件知會該公司通訊已刊載於恒生網址(www.hangseng.com)上)。

  My/Our e-mail address:
  本人／吾等的電郵地址 ____________________

  (for notification of release of corporate communications)
  (供收取網上電子版本發佈通知之用)

Signature(s):
簽署 ____________________

Date:
日期 ____________________

____
Name(s) of Shareholder(s) in English/Chinese
股東的英文／中文名稱

____
Contact Telephone Number
聯絡電話

Notes:
1. The above instruction will apply to all corporate communications of the Bank to be sent to you until you inform us otherwise.
2. If any shares are held in joint names, all joint holders OR the joint holder whose name stands first on the Bank's Register of Members should sign on this Form in order to be valid.
3. Both printed English and Chinese versions of all the Bank's future corporate communications will be available from the Bank or its Registrars on request. They will also be available on the Bank's website (www.hangseng.com).
4. If you have any queries relating to the completion of this Form, please call the Bank's hotline on 2198 7887 from 9:00 am to 5:00 pm (Monday to Friday, excluding public holidays).

附註：
1. 上述指示將適用於恒生發出的所有公司通訊文件，直至　閣下另行通知為止。
2. 如任何股份以聯名方式持有，則所有聯名持有人或名列恒生股東名冊的首名聯名持有人須於本表格上簽署，方為有效。
3. 恒生及其股份登記處將可應要求提供所有日後恒生的公司通訊文件的中、英文印刷本。該等通訊亦載列於恒生網址(www.hangseng.com)上。
4. 如　閣下對填寫本表格有任何疑問，請於上午9時至下午5時(星期一至星期五，公眾假期除外)，致電恒生熱線2198 7887。

printed on environmentally friendly paper 採用環保紙印製

滙豐集團成員 Member HSBC *Group*

請在此摺疊及封口
Please fold and seal here

POSTAGE
WILL BE
PAID BY
LICENSEE
郵費由持
牌人支付

NO POSTAGE
STAMP
NECESSARY IF
POSTED IN
HONG KONG
如在本港投寄
毋須貼上郵票

BUSINESS REPLY SERVICE LICENCE NO.
商業回郵牌號：**6788**

Computershare Hong Kong Investor Services Limited,
Attention: Hang Seng Bank
Rooms 1806-7, 18th Floor, Hopewell Centre,
183 Queen's Road East,
Wanchai, Hong Kong



HANG SENG BANK





2008 INTERIM REPORT











CONTENTS

RESULTS IN BRIEF

	30 June 2008	*30 June 2007*	*31 December 2007*
For the half-year ended	**HK$m**	HK$m	HK$m
Operating profit excluding loan impairment charges and other credit risk provisions	**9,300**	8,053	10,312
Operating profit	**9,112**	7,773	10,016
Profit before tax	**10,530**	10,218	11,253
Profit attributable to shareholders	**9,064**	8,867	9,375
	HK$	HK$	HK$
Earnings per share	**4.74**	4.64	4.90
Dividends per share	**2.20**	2.20	4.10
At period-end	**HK$m**	HK$m	HK$m
Shareholders' funds	**55,608**	51,031	56,456
Total assets	**747,916**	741,322	745,999
Ratios	**%**	%	%
For the half-year ended			
Return on average shareholders' funds	**32.8**	36.6	34.3
Cost efficiency ratio	**26.3**	26.6	26.6
Average liquidity ratio	**47.3**	52.9	53.0
At period-end			
Capital adequacy ratio*	**13.9**	12.3	11.2
Core capital ratio*	**11.3**	8.9	8.4

* *Capital ratios at 30 June 2008 were compiled in accordance with the Banking (Capital) Rules ("the Capital Rules") issued by the Hong Kong Monetary Authority ("HKMA") under section 98A of the Hong Kong Banking Ordinance for the implementation of Basel II, which came into effect on 1 January 2007. Having obtained approval from the HKMA to adopt the "foundation internal ratings-based approach" ("FIRB") to calculate the risk-weighted assets for credit risk from 1 January 2008, the Bank used the FIRB approach to calculate its credit risk exposure at 30 June 2008. The standardised (operational risk) approach and internal models approach were used to calculate its operational risk and market risk respectively. The capital adequacy ratio and core capital ratio at 31 December 2007 were calculated using the standardised (credit risk) approach ("STC"). As there are significant differences between the FIRB and STC approaches, the capital ratios of the two periods are not directly comparable.*

The basis of consolidation for calculation of capital ratios under the Capital Rules follows the basis of consolidation for financial reporting with the exclusion of subsidiaries which are "regulated financial entities" (e.g. insurance and securities companies) as defined by the Capital Rules. Accordingly, the investment costs of these unconsolidated regulated financial entities are deducted from the capital base.

Hang Seng's 2008 interim results reflect good performance in an increasingly challenging market environment.

Net interest income increased by 23.2 per cent, underpinned by good growth in Treasury balance sheet management income, expansion of higher-yield lending and improved loan spreads.

Our wealth management business remained a key driver of growth. We launched innovative investment products and strengthened service delivery channels, which supported increases in the securities and investment fund account bases. Our life insurance business was Hong Kong's number one provider in terms of new annualised premiums during the first quarter of the year.

We expanded and deepened commercial customer relationships to positive effect. Corporate wealth management's contribution to Commercial Banking's total operating income increased to 11.2 per cent. We enjoyed strong growth in average commercial customer deposits and advances in mainland China.

Mainland business increased its contribution to total profit before tax to 9.4 per cent, reflecting progress by Hang Seng Bank (China) Limited and a big rise in our share of profits from our strategic partner, Industrial Bank Co. Ltd. We took further steps to boost deposits growth, which significantly expanded our lending capacity.

At a Bank-wide level, operating profit excluding loan impairment charges and other credit risk provisions rose by 15.5 per cent to HK$9,300 million. Operating profit increased by 17.2 per cent to HK$9,112 million.

Profit attributable to shareholders was up 2.2 per cent at HK$9,064 million compared to the first-half result in 2007, which included a HK$1,465 million one-off dilution gain from our strategic holding in Industrial Bank. Excluding this gain, attributable profit increased by 22.5 per cent. Earnings per share were HK$4.74, compared with HK$4.64 for the same period last year.

Net operating income before loan impairment charges rose by 15.1 per cent to HK$12,620 million, reflecting continued growth across all core business lines and outpacing the 13.9 per cent rise in operating expenses. This contributed to an improved cost efficiency ratio of 26.3 per cent – 0.3 percentage points better than a year earlier.

Profit before tax was up 3.1 per cent at HK$10,530 million. Excluding the gain on dilution in the first half of 2007, profit before tax rose by 20.3 per cent.

As at 30 June 2008, shareholders' funds (excluding proposed dividends) were HK$53,505 million, an increase of HK$2,785 million, or 5.5 per cent, compared with 31 December 2007.

Return on average shareholders' funds was 32.8 per cent, compared with 36.6 per cent (30.5 per cent excluding the dilution gain) for the first half of 2007. Return on average total assets was 2.4 per cent, compared with 2.5 per cent (2.1 per cent excluding the dilution gain) for the same period last year.

On 30 June 2008, our capital adequacy ratio and core capital ratio were 13.9 per cent and 11.3 per cent respectively, as calculated in accordance with the 'foundation internal ratings-based approach' under Basel II.

The Directors have declared a second interim dividend of HK$1.10 per share, payable on 4 September 2008. This brings the total distribution for the first half of 2008 to HK$2.20 per share, the same as in the first half of 2007.

Outlook

Looking ahead, economic growth in Hong Kong and on the Mainland will likely be affected by the US economic slowdown as well as growing inflationary pressures.

The global credit crunch and surging oil prices will continue to exert pressure on major industrialised economies, which may impact activity in Hong Kong's external sector. However, domestic demand remains resilient on the back of the tight employment market and relatively low interest rate environment, pointing to moderate expansion.

Despite the Sichuan earthquake and mounting inflationary pressures, the Mainland is still on track to achieve solid growth this year – exports will face increasing challenges but private consumption is holding up well.

Investments in people, IT and our Mainland network have strengthened our operational capabilities and provide a good foundation for the continued development of our business.

We will further leverage our competitive strengths – particularly our strong brand, market leadership position and comprehensive portfolio of products and services – to achieve sustainable growth across our key business lines.



Raymond K F Ch'ien
Chairman
Hong Kong, 4 August 2008

In a less favourable operating environment, Hang Seng made good progress in the first half of 2008, recording income growth across all core customer groups.

We maintained leadership in wealth management by strengthening our retirement planning proposition and using our time-to-market competitive advantage. We rolled out new products to reflect changing investor sentiment, including Hong Kong's first Securities and Futures Commission-authorised mainland China bond fund, a Taiwan index fund and several capital-protected instruments.

We took effective steps to expand higher-yield credit cards and commercial lending.

Treasury achieved impressive growth, reflecting supportive interest rate conditions and further success with income diversification efforts.

Commercial Banking leveraged its strong customer relationship capabilities to record encouraging rises in average customer advances and corporate wealth management business. It also enhanced its 'one-stop' service for customers operating in Hong Kong and mainland China.

Corporate Banking positioned itself well to grow advances at improved credit spreads and developed initiatives to expand non-interest income.

We made solid advances with our two-pronged Mainland strategy. More outlet openings and additions to product and service offerings helped our Mainland subsidiary, Hang Seng Bank (China) Limited, achieve encouraging growth in its customer base, deposits and lending. Our investment in Industrial Bank Co. Ltd continued to produce strong returns.

In May, we were named 'Best Domestic Bank in Hong Kong' in the *Asiamoney* Best Banks 2008 Awards.

Financial Highlights

Net operating income before loan impairment charges rose by 15.1 per cent to HK$12,620 million compared with a year earlier, reflecting our successful strategy for maintaining growth in changing market conditions.

Operating profit excluding loan impairment charges increased by 15.5 per cent to HK$9,300 million. A 32.9 per cent reduction in loan impairment allowances saw operating profit rise by HK$1,339 million, or 17.2 per cent, to HK$9,112 million.

Attributable profit and profit before tax rose by 2.2 per cent and 3.1 per cent respectively. Excluding the HK$1,465 million gain on the dilution of our holding in Industrial Bank in the first half of 2007, attributable profit rose by 22.5 per cent to HK$9,064 million and profit before tax was up 20.3 per cent at HK$10,530 million.

Net interest income rose by 23.2 per cent compared with a year earlier to reach HK$8,252 million, underpinned by good growth in Treasury balance sheet management income as well as the 12.7 per cent increase in average customer advances and 7.8 per cent rise in average customer deposits.

Net interest margin rose by 32 basis points to 2.43 per cent, with better yields on the Treasury accrual portfolio and improved lending spreads significantly outweighing reduced contribution from net free funds.

Year on year, average interest-earning assets grew by HK$43.2 billion, or 6.8 per cent, to HK$682.7 billion.

Net fee income rose by 5.8 per cent to HK$3,027 million compared with a year earlier. In the uncertain investment environment, wealth management's strong product portfolio helped us grow income from sales of structured products, securities-related services and investment funds. We made good progress with our credit card business and recorded solid increases in remittance and trade services business. With the downturn in equities markets leading to subdued investor sentiment and reduced transaction volumes, Private Banking investment services fee income declined by 46.8 per cent.

Trading income rose by 30 per cent to HK$759 million, underpinned by Treasury's strong trading capabilities and increased cross-selling of treasury products to all customer groups.

Increased headcount, higher rental and premises costs, and continuing investment in technology and our Mainland business saw operating expenses rise by HK$406 million, or 13.9 per cent. Excluding our Mainland operations, expenses increased by 9.1 per cent.

Net operating income before loan impairment charges rose more rapidly than expenses, helping to reduce our cost efficiency ratio to 26.3 per cent, compared with 26.6 per cent a year earlier.

Loans and Deposits

Gross advances to customers rose by 9.3 per cent compared with the end of 2007 to reach HK$338.2 billion. Excluding the impact of IPO stagging finance activity in 2007, gross advances to customers rose by 18.6 per cent year on year.

With tighter credit conditions supporting wider lending spreads, we leveraged our balance sheet strength to grow advances at much improved pricing. Lending to the property investment sector increased by 13.9 per cent. Loans to manufacturing companies and the wholesale and retail sector rose by 65.6 per cent and 13.9 per cent respectively, focusing on customers with demonstrable competitive strengths in their industries.

Lending to individuals (excluding mortgages under the Government Home Ownership Scheme) grew by 8.8 per cent in the first half of 2008. In a competitive market, our enhanced online mortgage services helped us grow residential mortgages by 10.3 per cent. Card advances rose by 2.9 per cent, supported by the 7.9 per cent increase in the credit card base. Personal loans were up 15.3 per cent. Year on year, residential mortgages, card advances and personal loans recorded encouraging growth of 14.2 per cent, 19.2 per cent and 39 per cent respectively.

Loans for use outside Hong Kong grew by 17.3 per cent to HK$38.1 billion compared with last year-end, due mainly to the 14.7 per cent expansion in the Mainland loans portfolio on the back of continued economic growth.

Trade finance increased by 9.6 per cent compared with the end of 2007 and by 14.6 per cent year on year, benefiting from Commercial Banking's progress with developing seamless financial services for customers with operations in Hong Kong and on the Mainland.

Total loan impairment allowances as a percentage of gross advances to customers were 0.31 per cent at 30 June 2008, compared with 0.34 per cent at the previous year-end. Gross impaired advances as a percentage of gross advances to customers were unchanged at 0.4 per cent.

In the low interest rate environment, we took steps to provide customers with a range of enhanced-yield investments, leading to good growth of 28.6 per cent in structured deposits. On 30 June 2008, customer deposits, including certificates of deposit and other debt securities in issue, were HK$580.1 billion – down 1.8 per cent compared with the end of 2007.

Customer Groups

With outstanding results achieved last year, Personal Financial Services maintained its good earnings in more challenging market conditions, recording profit before tax of HK$5,284 million – a slight increase of 0.1 per cent year on year. Operating profit excluding loan impairment charges dropped by 4.4 per cent to HK$5,141 million.

Excluding Private Banking, Personal Financial Services' profit before tax grew by 5 per cent.

Our wealth management business recorded a 2.2 per cent rise in income compared with a year earlier to reach HK$3,518 million.

Investment services income was up 7 per cent at HK$2,509 million.

We expanded our range of investment products, enhanced online services, launched new marketing campaigns, and strengthened cross-referral mechanisms. This led to an encouraging increase in our number of investment services customers. Income from structured product sales, securities-related services and investment fund business grew by 34.8 per cent, 9.5 per cent and 6.2 per cent respectively.

Following strong growth last year, Private Banking was adversely affected by weak investment sentiment. Refinements to relationship management teams saw us achieve a 15.4 per cent increase in the customer base, but customer transactions fell in the less favourable investment environment, resulting in a 44.5 per cent drop in wealth management income.

Our broad range of retirement planning solutions helped our life insurance business maintain good momentum, with net earned life insurance premiums rising by 44.9 per cent. The difficult capital markets conditions led to a HK$1,030 million negative investment return on life insurance funds. Overall, insurance income fell by 8.2 per cent to HK$1,009 million.

The highly successful launch of our enJoy credit card and our well-developed card loyalty scheme underpinned encouraging increases in the card base, spending and receivables. Personal loans grew significantly to reach HK$3.2 billion and we increased our market share. We maintained our market position for mortgage business, achieving double-digit lending growth.

Commercial Banking's operating profit excluding loan impairment charges grew by 13.3 per cent compared with a year earlier to reach HK$1,219 million. Including the share of profits from associates, profit before tax rose by 32.5 per cent to HK$1,703 million, contributing 16.2 per cent of total profit before tax.

Our strong relationship management teams and expanding product range drove good growth in corporate wealth management business, which increased its contribution to Commercial Banking's total operating income by 1.8 percentage points to 11.2 per cent. Net fee income and trading income rose by 14.9 per cent and 68.9 per cent respectively. The establishment of new teams to serve specific customer segments facilitated a 67.8 per cent increase in investment and treasury revenue.

Average customer advances rose by 21.9 per cent year on year as a result of balanced growth in lending to the manufacturing industry and wholesale and retail sector as well as increases in trade finance and factoring.

Enhanced offerings for retailers, particularly our Octopus card merchant services, helped us grow our number of new commercial customers by 13.5 per cent in the first six months of 2008.

Commercial Banking teams in Hong Kong stepped up efforts with their Mainland and Macau counterparts to provide 'joined-up' services to middle-market enterprises. This contributed to good increases in average customer advances and deposits on the Mainland.

Corporate Banking achieved a 90.1 per cent year-on-year increase in profit before tax to HK$365 million, underpinned by a 30.4 per cent rise in net interest income as well as lower loan impairment charges. In the tightening credit market, we took advantage of opportunities to reprice credit facilities. Operating profit excluding loan impairment charges was up 22.2 per cent at HK$365 million.

Treasury achieved an impressive 272.4 per cent increase in operating profit to HK$1,698 million. Profit before tax, including the share of profits from associates, rose by 247.3 per cent to HK$1,983 million.

Treasury's net interest income grew strongly by HK$1,129 million, or 277.4 per cent, to reach HK$1,536 million. We took further steps to grow income from proprietary trading and customer-driven business by exploring new trading opportunities, strengthening product development capabilities and deepening relationships with customers.

Reduced investor appetite for equities facilitated the successful promotion of foreign exchange and interest rate-linked products and capital-protected investment instruments. Trading income grew by HK$131 million, or 80.4 per cent, to reach HK$294 million.

Mainland Business

Hang Seng China opened seven sub-branches during the first half of 2008, taking its number of outlets to 30 across nine cities. To support this expansion and drive future growth, its number of full-time equivalent staff rose by 19.6 per cent to 1,312.

The launch of new wealth management products helped us to increase our Prestige Banking Mainland customer base by 74 per cent compared with the end of 2007, while the establishment in May of our first commercial sub-branch in Chang An county in Dongguan is helping to capture new Commercial Banking business. Overall, our number of customers grew by 36 per cent.

Along with increased marketing, improved cross-group referrals and closer collaboration between Mainland and Hong Kong teams, this drove the 94.1 per cent increase in deposits compared with last year-end. Lending rose by 14.7 per cent.

Year on year, deposits and advances were up 292.5 per cent and 55 per cent respectively. Total operating income increased by 66.9 per cent.

Profit before tax was up 23.3 per cent, affected in part by investments in expanding the network and headcount as well as a foreign exchange loss on the revaluation of US dollar capital held by Hang Seng China against the renminbi.

Including our share of profits from Industrial Bank, Mainland business contributed 9.4 per cent of total profit before tax, compared with 5.9 per cent and 7 per cent in the first and second halves of 2007 respectively.

On 31 January 2008, we signed an agreement to subscribe for 20 per cent of the enlarged share capital of Yantai City Commercial Bank – one of the largest city commercial banks in Shandong Province – for a total consideration of RMB800 million. Upon completion of the acquisition, we will strengthen our foothold in the rapidly developing Bohai Economic Rim region.

e-Channels

Technology continues to play an important role in improving the convenience and efficiency of our service delivery.

At the end of the first half, we had more than 815,000 Personal e-Banking customers – a year-on-year increase of 17.9 per cent. Over 45 per cent of total personal banking transactions were completed online in June, including 85 per cent of foreign exchange trading, 73 per cent of securities trading and 42 per cent of new time deposit instructions.

Convenient online services – such as our e-Priority booking service that offers a fast and secure way to buy tickets for Bank-sponsored concerts and other performances – are helping to increase our appeal among younger customers.

Further refinements to our Business e-Banking service supported a year-on-year increase of 30.8 per cent in Business e-Banking customers to reach over 57,000. The total number of business banking transactions completed online rose by 32 per cent.

Human Resources

Our people provide the foundation for business success. New hires to support expansion – particularly in wealth management business and on the Mainland – saw our number of full-time equivalent staff increase by 420 during the first half to reach over 9,600. We continue to invest in comprehensive training to promote professionalism, enhance skills and support career development.

Corporate Responsibility

Parallel to our business growth has been our focus on improving the social and environmental well-being of society. We give back to local communities through educational, environmental and social welfare initiatives and by supporting sports development. We adopt sustainable practices throughout our organisation and encourage our suppliers and customers to do the same through our procurement, financing and investment policies.

In the first half of 2008, we held the augural presentation ceremony for the Hang Seng Pearl River Delta Environmental Awards, organised in cooperation with the Federation of Hong Kong Industries, which aims to encourage and reward sound environmental practices by manufacturing companies in Hong Kong and the Pearl River Delta region.

We launched our Green Banking service, which offers university students a more environmentally friendly way to bank and complements our existing green services such as e-Statement and e-InvestAdvice.

We are also working with nine local tertiary education institutions to promote environmental awareness and greener practices on campuses, providing a total of HK$14 million to sponsor various environmental programmes.

More details of our principles and activities as a good corporate citizen can be found in our online corporate responsibility report at http://www.hangseng.com/e_about_us/corporate_responsibility/2007/index.htm.

Looking Ahead

Hang Seng's 2008 interim results reflect our competitive strength in changing market conditions.

We will continue to invest and build on our strength in wealth management, using our comprehensive range of products and services, well-established brand and leading market position as a springboard to achieve continued growth.

We will step up customer acquisitions in the affluent segment by opening more Prestige Banking centres and concentrating on tailor-made financial solutions.

We will increase our portfolio of innovative, best-in-class investment products. We will build on our success in bancassurance, aiming to further increase our penetration rate by expanding our 'health and wealth' offerings and stepping up personalised cross-selling.

We will continue to develop consumer finance products that target key customer segments.

We will increase our market share among younger customers by offering convenient, fast and environmentally friendly banking services with a strong emphasis on electronic channels.

We remain committed to raising Commercial Banking's contribution to profit before tax to 20 per cent by 2010.

We will capitalise on our large base of commercial customers in Hong Kong and growing Mainland capabilities to become the bank of choice for Greater China business flows. We will increase efforts to 'join up' Hong Kong and Mainland Commercial Banking teams to deliver seamless banking services.

Supported by our strong relationship management structures, we will expand our corporate wealth management business.

In Corporate Banking, we will focus on further income diversification and seek opportunities to improve yields on our loan portfolio.

We will continue to develop a more balanced and diversified Treasury income base. We will streamline service delivery, strengthen cross-group cooperation to broaden and deepen product penetration, and further explore emerging opportunities on the Mainland. We will work to build a strong franchise as a professional niche player in the structured product market.

Through Hang Seng China, we will pursue new opportunities to increase our customer base. We will grow our wealth management business and expand our deposit base by opening more outlets in cities with good growth potential, expanding renminbi product offerings and accelerating brand-building initiatives.

By the end of this year, we will have new branches in Tianjin and Kunming, and more sub-branches in key cities, moving us closer to our target of at least 50 outlets by 2010.

We will capitalise on the synergies created by our strategic partnerships to good effect.

The credit environment in Hong Kong and on the Mainland has been benign and the credit quality of our loan book remains sound. However, we take heed of tightened liquidity and the challenging business environment, and will continue to be vigilant in identifying and managing credit risk.

We have established an excellent platform for future expansion. Supported by our strong brand, premium customer service and good market knowledge, we will continue to grow our core businesses, generate increasing value for shareholders and enhance our position as a leading financial institution in Greater China.



Raymond C F Or
Vice-Chairman and Chief Executive
Hong Kong, 4 August 2008

FINANCIAL PERFORMANCE

Income Statement

Summary of financial performance

Figures in HK$m	***Half-year ended 30 June 2008***	*Half-year ended 30 June 2007*	*Half-year ended 31 December 2007*
Total operating income	**18,523**	16,072	19,620
Total operating expenses	**3,320**	2,914	3,736
Operating profit excluding loan impairment charges and other credit risk provisions	**9,300**	8,053	10,312
Profit before tax	**10,530**	10,218	11,253
Profit attributable to shareholders	**9,064**	8,867	9,375
Earnings per share (in HK$)	**4.74**	4.64	4.90

Hang Seng Bank Limited ("the Bank") and its subsidiaries and associates ("the Group") reported an unaudited profit attributable to shareholders of HK$9,064 million for the first half of 2008, a rise of 2.2 per cent over the first half of 2007. Earnings per share were HK$4.74, up HK$0.10 from the first half of 2007. Excluding the dilution gain arising from the Bank's strategic investment in Industrial Bank Co., Ltd. ("Industrial Bank") in the first half of 2007, profit attributable to shareholders increased by 22.5 per cent.

Operating profit excluding loan impairment charges and other credit risk provisions rose by HK$1,247 million, or 15.5 per cent, to HK$9,300 million.

A robust performance riding in part on the momentum and record-breaking results achieved last year. This growth reflects a significant rise in net interest income and sustained leadership in wealth management business in less favourable market conditions.

Net interest income rose by HK$1,556 million, or 23.2 per cent, to HK$8,252 million. Average interest-earning assets increased by HK$43.2 billion, or 6.8 per cent, to HK$682.7 billion.

Figures in HK$m	***Half-year ended 30 June 2008***	*Half-year ended 30 June 2007*	*Half-year ended 31 December 2007*
Net interest income/(expense) arising from:			
- financial assets and liabilities that are not at fair value through profit and loss	**8,717**	7,609	8,795
- trading assets and liabilities	**(551)**	(938)	(815)
- financial instruments designated at fair value	**86**	25	43
	8,252	6,696	8,023
Average interest-earning assets	**682,728**	639,539	683,042
Net interest spread	**2.20%**	1.72%	1.95%
Net interest margin	**2.43%**	2.11%	2.33%

Average customer advances rose by 12.7 per cent, with notable increases in Mainland loans within regulatory limits, higher yielding card advances and personal loans and trade finance. An active property market boosted average mortgage lending, with strong volume growth more than offsetting the effect of tighter spreads on mortgages in the intensely competitive and low interest rate environment. Overall, the total loan portfolio contributed HK$529 million to the growth in net interest income.

Deposit products contributed HK$34 million to the increase in net interest income, supported by the 7.8 per cent growth in average customer deposits, mainly low-cost savings balances. Under the low interest rate environment, spreads on time deposits were affected by a lower value of funds as there was little room for reduction on interest rates paid to customers, but this was compensated for the increase in low-cost savings balances.

Treasury balance sheet management income recorded encouraging growth, contributing HK$1,269 million to net interest income. The accrual portfolio benefited from falling US dollar interest rates in the second half of 2007 which led to lower funding costs as well as Treasury's strong positioning for capturing yield enhancement opportunities. The life insurance fund investments portfolio grew by 55.8 per cent, adding HK$173 million.

Despite an increase in the level of net free funds (including non-interest-bearing account balances and net shareholders' funds), their contribution to net interest income fell by HK$449 million due to the decline in market interest rates.

Net interest margin rose by 32 basis points to 2.43 per cent. Net interest spread improved by 48 basis points to 2.20 per cent, benefiting from better yields on Treasury balance sheet management portfolios and improved spreads on lending business. The contribution from net free funds, however, dropped by 16 basis points to 0.23 per cent as a result of the fall in average interest rates. Including the net increase of HK$82 million in funding swap costs – which were recognised as foreign exchange losses under trading income – net interest income increased by HK$1,474 million, or 22.6 per cent, and net interest margin improved by 30 basis points to 2.35 per cent.

Compared with the second half of 2007, net interest income improved by HK$229 million, or 2.9 per cent, with average interest-earning assets maintained at the same level. Net interest margin improved by 10 basis points.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as "Net trading income". That arising from financial instruments designated at fair value through profit and loss is reported as "Net income from financial instruments designated at fair value" (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the net interest income of Hang Seng, as included within the HSBC Group accounts:

Figures in HK$m	***Half-year ended 30 June 2008***	*Half-year ended 30 June 2007*	*Half-year ended 31 December 2007*
Net interest income	**8,697**	7,587	8,771
Average interest-earning assets	**664,892**	620,830	666,107
Net interest spread	**2.33%**	1.87%	2.08%
Net interest margin	**2.63%**	2.46%	2.61%

Net fee income rose by HK$165 million, or 5.8 per cent, compared with the first half of 2007, to HK$3,027 million.

With the slowdown of equities markets dampening investment market sentiment in Hong Kong, stockbroking and related services recorded good growth of 9.5 per cent. Income from retail investment funds increased by 6.2 per cent. Income from sales of structured investment products grew by 19.3 per cent, mainly reflecting sales of equity-linked instruments. Private banking investment services fee income was adversely affected, declining by 46.8 per cent, due largely to a lower transaction volume in the less favourable investment environment.

Card services income grew significantly by 29.0 per cent, supported by the 13.9 per cent increase in the number of cards in circulation and the 19.3 per cent rise in cardholder spending year on year. The launch of the enJoy affinity credit card was extremely well received by the market, increasing the number of cards in issue by about 9.0 per cent. Remittance and trade services fees rose by 17.6 per cent and 5.3 per cent respectively.

Compared with the second half of 2007, net fee income declined by HK$997 million, or 24.8 per cent, mainly reflecting dampened sentiment in the investment and stock markets in first half of 2008, compared with the buoyancy of the preceding six months.

Trading income rose by HK$175 million, or 30.0 per cent, to HK$759 million, compared with the first half of 2007.

The HK$141 million increase in foreign exchange income takes into account two specific items not related to normal foreign exchange trading. First, an exchange loss of HK$269 million was incurred in the first half of 2008 (HK$187 million in first half of 2007) on forward contracts used in "funding swap" activities* in the balance sheet management portfolios. Second, capital funds of Hang Seng Bank (China) Ltd. ("Hang Seng China") injected in US dollars and pending regulatory approval for conversion into renminbi were recorded at the historical rate. The subsequent revaluation loss on the US dollar funds against the renminbi – amounting to HK$185 million in the first half of 2008 (HK$47 million in first half of 2007) – was recognised as a foreign exchange loss. Excluding these two unfavourable items, normal foreign exchange trading returned excellent results, growing by HK$361 million, or 57.5 per cent, to HK$989 million, reflecting the Bank's ability successfully to capture opportunities to expand proprietary trading and customer-driven business.

Income from securities, derivatives and other trading grew by HK$34 million, or 17.9 per cent, attributable to the improvement in trading results and the profit earned on equity-linked structured products.

* *Treasury from time to time employs foreign exchange swaps for its funding activities, which in essence involve swapping a currency ("original currency") into another currency ("swap currency") at the spot exchange rate for short-term placement and simultaneously entering into a forward exchange contract to convert the funds back to the original currency on maturity of the placement. In accordance with HKAS39, the exchange difference of the spot and forward contracts is required to be recognised as foreign exchange gain/loss, while the corresponding interest differential between the original and swap funding is reflected in net interest income.*

Net income from financial instruments designated at fair value reported a net loss of HK$1,024 million, compared with a net income of HK$686 million in the first half of 2007, reflecting the investment returns on life insurance funds were adversely affected by the poorly performing global capital markets.

Net earned insurance premiums rose by HK$2,109 million, or 43.7 per cent, attributable primarily to strong growth in new annualised premiums on the back of an expanding range of products, particularly for retirement planning.

Net insurance claims incurred and movement in policyholders' liabilities rose by HK$798 million, or 15.6 per cent. The increase in movement in policyholders' liabilities was largely in line with the increase in premium income.

Analysis of income from wealth management business

Figures in HK$m	***Half-year ended 30 June 2008***	*Half-year ended 30 June 2007*	*Half-year ended 31 December 2007*
Investment income:			
- retail investment funds	**773**	728	948
- structured investment products*	**689**	511	981
- private banking**	**187**	337	672
- securities broking and related services	**808**	738	1,247
- margin trading and others	**52**	30	48
	2,509	2,344	3,896
Insurance income:			
- life insurance	**862**	943	1,112
- general insurance and others	**147**	156	192
	1,009	1,099	1,304
Total	**3,518**	3,443	5,200

* *Income from structured investment products includes income reported under net fee income on the sales of third-party structured investment products. It also includes profit generated from the selling of structured investment products in issue, reported under trading income.*

** *Income from private banking includes income reported under net fee income on investment services and profit generated from selling of structured investment products in issue, reported under trading income.*

Wealth management business continued to make a major contribution to the Bank's income. Leveraging its comprehensive portfolio of products and services, strong brand and leading market position, the Bank continued to grow wealth management income, recording a rise of 2.2 per cent to HK$3,518 million in turbulent market conditions.

Investment services income increased by 7.0 per cent, reflecting stable growth in securities broking and related services, retail investment funds and investment products, although this was partly offset by the decline in private banking income. Insurance income fell by 8.2 per cent, affected primarily by the investment loss on life insurance funds created by the slump in equities markets.

Against a backdrop of depressed investment activity, the Bank issued and launched a wide variety of investment funds to meet the changing risk appetites of investors. These included funds from both Hang Seng Investment Management and third-party providers. The timely rollout of Hong Kong's first Securities and Futures Commission-authorised mainland China bond fund to capture emerging market opportunities reflects the Bank's efforts to enhance its product range to meet customer needs. Funds under management (excluding private banking) declined by 12.4 per cent to HK$71.8 billion compared with 2007 year-end, affected mainly by fund revaluation losses resulting from the volatile financial market conditions. Compared with the first half of 2007, investment fund income (including sales commissions and management fees) recorded steady growth of 6.2 per cent to HK$773 million.

Throughout the first half, equities markets remained difficult and market value declined. The Bank continued to make progress in distributing competitive structured products packaged by both Hang Seng and third-party providers to broaden the range of investment options available to customers and offer yield enhancement. This proved a successful strategy, with structured investment product income registering a 34.8 per cent rise, related mainly to sales of equity-linked instruments.

With its enhanced business platform and effective e-service trading channels, the Bank continued to capture more business opportunities and grew its number of securities accounts by 14.1 per cent year on year. Stockbroking and related service income increased by 9.5 per cent to HK$808 million.

Following strong growth last year, Private Banking was adversely affected by weak investment sentiment. This led to fewer customer transactions and a 44.5 per cent decline in wealth management income in the first half of the year. Moving forward, the Bank will work to expand its business by strengthening its relationship management team, enhancing investment services support and implementing a variety of wealth management initiatives that will ensure it can better exploit medium and long-term business opportunities. Private banking's customer base grew by 15.4 per cent. Assets under management declined by 10.5 per cent due mainly to the volatile financial market conditions.

Life insurance fell by HK$81 million, or 8.6 per cent, to HK$862 million (analysed in the table below). Despite poor investment sentiment in the market, the Bank was able to sustain robust growth in bancassurance. Its life insurance business ranked number one in Hong Kong in terms of new annualised premiums in the first quarter of 2008 and net earned insurance premium income grew by 44.9 per cent in the first half. A number of marketing campaigns were launched to support sales of insurance products and boost the savings insurance and health protection products which contributed to insurance's phenomenal success in the first half of 2008. Investment returns were adversely affected by the slowdown in the financial markets, recording a loss of HK$1,030 million compared with a profit of HK$689 million for the same period last year. The increase in movement in policyholders' liabilities was largely in line with the increase in premium income.

General insurance income fell by 5.8 per cent to HK$147 million.

Figures in HK$m	***Half-year ended 30 June 2008***	*Half-year ended 30 June 2007*	*Half-year ended 31 December 2007*
Life insurance:			
- net interest income and fee income	**601**	429	514
- investment returns on life insurance funds	**(1,030)**	689	1,214
- net earned insurance premiums	**6,774**	4,676	4,718
- claims, benefits and surrenders paid	**(825)**	(618)	(667)
- movement in policyholders' liabilities*	**(5,030)**	(4,445)	(4,870)
- reinsurers' share of claims incurred and movement in policyholders' liabilities	**9**	5	13
- movement in present value of in-force long-term insurance business	**363**	207	190
	862	943	1,112
General insurance and others	**147**	156	192
Total	**1,009**	1,099	1,304

* *Including premium and investment reserves*

Operating expenses rose by HK$406 million, or 13.9 per cent, compared with the first half of 2007.

Employee compensation and benefits increased by HK$138 million, or 8.6 per cent. Of this amount, salaries and other costs increased by 15.4 per cent, reflecting the increase in headcount and annual salary increment. Performance-related pay expenses were lower while retirement benefit costs increased due to the change in actuarial assumption made on the expected rate of salary increase at the end of last year. General and administrative expenses increased by 19.4 per cent due to rising rental expenses, IT costs and marketing expenses. Rental expenses rose due to increased rents for branches in Hong Kong as well as new branches on the Mainland and the Bank's large office premises in Kowloon Bay. Depreciation charges rose by 18.9 per cent, due mainly to the acquisition of equipment, fixtures and fittings for the Kowloon Bay office and the Bank's Head Office in Central. Business expansion by Hang Seng China – which grew its network from 23 to 30 outlets and its full-time equivalent staff from 1,097 to 1,312 during the first half of 2008 – also contributed to the increase in operating expenses.

Staff numbers by region*	***At 30 June 2008***	*At 30 June 2007*	*At 31 December 2007*
Hong Kong	**8,240**	7,724	8,033
Mainland	**1,312**	843	1,097
Others	**58**	58	60
Total	**9,610**	8,625	9,190

* *Full-time equivalent*

The Group's number of full-time equivalent staff rose by 420 compared with 2007 year-end. In Hong Kong, the expansion of Commercial Banking's relationship management and wealth management teams as well as IT systems development needs saw headcount grow by 207, accounting for 49.3 per cent of the total rise in the number of staff since the beginning of the year. New hires to support Hang Seng China's Mainland expansion accounted for the remaining increase.

The cost efficiency ratio for the first half of 2008 was 26.3 per cent, compared with 26.6 per cent for the first and second halves of 2007.

Operating profit grew by HK$1,339 million, or 17.2 per cent, at HK$9,112 million, after accounting for the HK$92 million reduction in **loan impairment charges and other credit risk provisions.**

Loan impairment charges and other credit risk provisions decreased by HK$92 million, or 32.9 per cent, to HK$188 million.

Figures in HK$m	***Half-year ended 30 June 2008***	*Half-year ended 30 June 2007*	*Half-year ended 31 December 2007*
Loan impairment charges:			
- individually assessed	**(56)**	(137)	(113)
- collectively assessed	**(132)**	(143)	(183)
	(188)	(280)	(296)
of which:			
- new and additional	**(278)**	(349)	(353)
- releases	**60**	40	24
- recoveries	**30**	29	33
	(188)	(280)	(296)
Loan impairment charges and other credit risk provisions	**(188)**	(280)	(296)

Loan impairment charges and other credit risk provisions were lower – falling by HK$92 million, or 32.9 per cent, to HK$188 million. There was a reduction in individually assessed provisions due to lower provisions made for commercial banking loans and a net release in respect of the mortgage portfolio.

Under collectively assessed charges, a HK$150 million charge was made on the card and personal loan portfolio, representing a rise of 48.5 per cent over the first half of 2007, related partly to the 5.3 per cent growth of this portfolio. The delinquency rate and level of loan losses continued to be satisfactory. A release of HK$18 million was made on advances not identified individually as impaired, compared with a charge of HK$42 million made in the first half of 2007. This reflects the update of historical loss rates and loan balances for the first half of 2008.

Total loan impairment allowances as a percentage of gross advances to customers are as follows:

	At 30 June 2008	*At 30 June 2007*	*At 31 December 2007*
	%	%	%
Loan impairment allowances:			
- individually assessed	**0.12**	0.13	0.13
- collectively assessed	**0.19**	0.18	0.21
Total loan impairment allowances	**0.31**	0.31	0.34

Profit before tax was up HK$312 million, or 3.1 per cent, at HK$10,530 million, in part reflecting a 10.2 per cent fall in **gains less losses from financial investments and fixed assets**; the non-recurrence of the HK$1,465 million **gain on dilution of investment in an associate** related to the listing of Industrial Bank in the first half of last year; a 13.9 per cent decrease in **net surplus on property revaluation**; and a 114.3 per cent rise in **share of profits from associates**, mainly contributed by Industrial Bank.

Gains less losses from financial investments and fixed assets amounted to HK$246 million, a decrease of HK$28 million compared with the first half of 2007.

Net gains from the disposal of available-for-sale equity securities increased by HK$121 million, or 48.8 per cent, comprised mainly of profit realised from the partial disposal of shares held in MasterCard Inc. and the redemption of shares in Visa Inc. following its IPO early this year. In accordance with accounting standards, an impairment charge of HK$118 million was made for certain available-for-sale equity securities.

Net surplus on property revaluation amounted to HK$229 million, a decrease of 13.9 per cent compared with the first half of 2007.

Figures in HK$m	***Half-year ended 30 June 2008***	*Half-year ended 30 June 2007*	*Half-year ended 31 December 2007*
Net surplus on property revaluation:			
- investment properties	**190**	154	96
- assets held for sale	**–**	95	–
Reversal of revaluation deficit on premises	**39**	17	17
	229	266	113

A revaluation of Hang Seng's premises and investment properties in Hong Kong was performed in June 2008 to reflect property market movements in the first half of 2008. The Group's premises and investment properties were revalued by DTZ Debenham Tie Leung Limited, an independent professional valuer, and carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use and the basis of valuation for investment properties was open market value. The revaluation surplus for Group premises amounted to HK$598 million of which HK$39 million was a reversal of revaluation deficits previously charged to the income statement. The balance of HK$559 million was credited to the premises revaluation reserve. Revaluation gains of HK$190 million on investment properties were recognised through the income statement. The related deferred tax provisions for Group premises and investment properties were HK$99 million and HK$31 million respectively.

The revaluation exercise also covered business premises/investment properties reclassified as properties held for sale. In accordance with HKFRS 5, there was no revaluation gain/loss recognised through the income statement.

Customer Group Performance

The table below sets out the profit before tax contributed by the customer groups for the periods stated.

Figures in HK$m	***Personal Financial Services***	***Commercial Banking***	***Corporate Banking***	***Treasury***	***Other***	***Total***
Half-year ended 30 June 2008						
Profit before tax	**5,284**	**1,703**	**365**	**1,983**	**1,195**	**10,530**
Share of profit before tax	**50.2%**	**16.2%**	**3.5%**	**18.8%**	**11.3%**	**100.0%**
Half-year ended 30 June 2007						
Profit before tax	5,278	1,285	192	571	2,892	10,218
Share of profit before tax	51.7%	12.6%	1.8%	5.6%	28.3%	100.0%
Half-year ended 31 December 2007						
Profit before tax	6,640	1,416	283	1,258	1,656	11,253
Share of profit before tax	59.0%	12.6%	2.5%	11.2%	14.7%	100.0%

Personal Financial Services ("PFS") maintained its year-on-year earnings with a slight increase of 0.1 per cent in profit before tax to HK$5,284 million for the first half of 2008. Operating profit excluding loan impairment charges was down 4.4 per cent at HK$5,141 million.

Excluding private banking, Personal Financial Services' profit before tax grew by 5 per cent.

Net interest income recorded moderate growth of 3.7 per cent, supported by stable customer deposit balances.

Non-interest income declined slightly by 1.9 per cent. Wealth management income was negatively affected by the economic slowdown and subsequent market volatility, but insurance was able to maintain its sales momentum. In the first half of 2008, new annualised life insurance premiums exceeded HK$2 billion, underpinning the 44.9 per cent rise in net earned insurance premiums. In the first quarter of the year, the Group's life insurance business ranked number one in Hong Kong in terms of new business, with a market share of 16.2 per cent.

Total operating income from unsecured lending recorded significant year-on-year growth of 32.5 per cent as the Bank's credit card business continued to gain market share in terms of cards in force, spending and receivables. The launch of a new credit card employing innovative contactless payment technology and a series of promotion campaigns helped drive the number of cards in issue to 1.64 million, representing year-on-year growth of 13.9 per cent. Card receivables grew strongly by 19.3 per cent year on year to reach HK$11.7 billion, attributable mainly to successful card utilisation campaigns and robust consumer spending. Personal lending also registered impressive growth with a 39.0 per cent year-on-year increase in loan balances to HK$3.2 billion.

Residential mortgage business benefited from market anticipation of asset price inflation, achieving double-digit growth in first half of the year. Despite the recent market slowdown, the Bank maintained its market share in terms of total mortgage loans outstanding at around 16.0 per cent and secured the number two position in new mortgage loan drawdowns for the first half of 2008.

Commercial Banking ("CMB") achieved an increase of 13.3 per cent in operating profit excluding loan impairment charges, underpinned by satisfactory growth in net fee income and net trading income. Taking into account the contribution from Industrial Bank, profit before tax rose by 32.5 per cent to HK$1,703 million, representing 16.2 per cent of the Group's total profit before tax.

Average customer advances rose by 21.9 per cent as a result of balanced growth in lending to the manufacturing, wholesale and retail, and property sectors, and increases in trade finance and factoring. This good growth was partly offset by the narrowing of deposit margins, resulting in a moderate rise of 8.2 per cent in net interest income.

Driven by concerted efforts to grow corporate wealth management business, net fee income and net trading income reported good growth of 14.9 per cent and 68.9 per cent respectively. Corporate wealth management income contributed 11.2 per cent of CMB's total operating income in the first half of 2008, up 1.8 percentage points compared with the first half of 2007. With the establishment of designated corporate teams to serve the diverse investment needs of different customer segments, investment and treasury income registered robust growth of 67.8 per cent compared with the first half of 2007.

CMB's efforts to offer enhanced services to customers in the retail sector continued to generate positive returns. Net fee income from card merchant-acquiring business achieved strong growth of 10.9 per cent. Octopus card merchant services helped to strengthen the Bank's franchise in the small and medium-sized enterprise ("SME") sector, as evidenced by the fact that 70 per cent of Octopus merchants acquired in the first half of 2008 were new customers for the Bank. Overall, the number of new commercial customers acquired in the first half of 2008 grew by 13.5 per cent.

CMB continued to strengthen its relationships with middle-market enterprises ("MME"). The collaborative efforts of the Hong Kong, Mainland and Macau teams have put CMB in a better position to provide one-stop banking solutions for MME customers with operations in the Pearl River Delta, Yangtze River Delta and Bohai Economic Rim regions. Average customer deposits and average customer advances on the Mainland registered strong growth of 324.0 per cent and 119.5 per cent respectively. The establishment of Hang Seng China's first commercial banking sub-branch at ChangAn, Dongguan, in June 2008, will help further to extend CMB's catchment area in the region.

At 30 June 2008, over 57,000 customers had registered for Business e-Banking services, an increase of 30.8 per cent compared to the same period in 2007. The number of online business banking transactions grew by 31.7 per cent.

Corporate Banking ("CIB") achieved an increase of 22.5 per cent in operating profit excluding loan impairment charges, driven largely by satisfactory growth of 30.4 per cent in net interest income. CIB continued to focus on liability-driven business and higher-yield loan transactions. Average customer deposits rose by 16.2 per cent. Average customer advances were up 10.3 per cent, due mainly to increased lending to real estate companies, hotels and investment holding companies. Profit before tax rose strongly by HK$173 million, or 90.1 per cent, to HK$365 million.

CIB remained active in financing Mainland projects of Hong Kong-based corporations during 2008 and continued to expand its Mainland customer base. Average customer deposits and average customer advances on the Mainland recorded encouraging growth of 354.7 per cent and 32.1 per cent respectively.

Treasury ("TRY") reported a strong 272.4 per cent growth in operating profit. Profit before tax, taking into account the increase in share of profits from associates, rose by 247.3 per cent to HK$1,983 million, contributing 18.8 per cent to the Group's total profit before tax.

Benefiting from the rate cut cycle in the United States that began in September 2007, the interest margin of balance sheet management portfolios improved significantly. Coupled with good portfolio positioning and a prudent strategy of investing in high quality instruments, net interest income from balance sheet management portfolios registered remarkable growth of HK$1,129 million, or 277.4 per cent. Including the net increase of HK$82 million in funding swap costs – which were recognised as foreign exchange losses – net interest income rose by HK$1,047 million, or 475.9 per cent.

Trading income reversed its declining trend of 2007 to record growth of HK$131 million, or 80.4 per cent, attributable mainly to foreign exchange and derivative trading activities. This good trading income result was partly offset by the mirror effect of "funding swap" activities in the balance sheet management portfolios, which reported a loss of HK$269 million in the first six months of 2008. Excluding the impact of such activities, trading income increased by HK$213 million.

Mainland Business

Headquartered in Shanghai, the Bank's Mainland subsidiary, Hang Seng China, marked its first anniversary in May 2008. At 30 June 2008, Hang Seng China's network had grown from 23 to 30 outlets since the end of 2007, comprising nine branches and 21 sub-branches operating across nine cities: Beijing, Shanghai, Guangzhou, Dongguan, Shenzhen, Fuzhou, Nanjing, Hangzhou and Ningbo. The Bank has a branch in Shenzhen for foreign currency wholesale business and a representative office in Xiamen. To support expansion and strengthen sales and marketing capabilities, Hang Seng China's number of full-time equivalent staff increased by 215 to 1,312 in the first half of 2008.

Supported by the robust Mainland economy, Hang Seng China capitalised on new opportunities to grow its business by offering a comprehensive range of premium banking services, including renminbi services. Mainland lending grew by 14.7 per cent compared with the end of last year. The launch of full renminbi deposit services for local residents and new investment-linked deposit products contributed to the strong 94.1 per cent increase in customer deposits during the first half of 2008. Year on year, deposits and advances were up 292.5 per cent and 55.0 per cent respectively. Total operating income rose by 66.9 per cent, representing good growth in both interest income and non-interest income.

The combined effects of the cost of network expansion, investment in human resources, a foreign exchange loss on the revaluation of US dollar capital funds held by Hang Seng China against the renminbi, and a decline in loan impairment charges, resulted in a 23.3 per cent increase in profit before tax.

Mainland PFS successfully grew its share of the mass affluent and affluent segments, expanding its customer base by 38 per cent since the end of last year and enjoying particular success with Prestige Banking, which recorded a 74 per cent increase in customers. Leveraging the Bank's well-established corporate customer base in Hong Kong, Hang Seng China's CMB and CIB teams collaborated closely with their Hong Kong counterparts to offer "joined-up" services to customers with operations in Hong Kong and on the Mainland, helping to expand the commercial customer base and renminbi business. TRY continued to manage the funding positions of the branches and launched new structured investment products to meet a wide range of customer needs.

Including the Bank's share of profit from Industrial Bank, Mainland business contributed 9.4 per cent of total profit before tax, compared with 5.9 per cent and 7.0 per cent for the first and second halves of 2007 respectively.

Economic Profit

Economic profit is calculated from post-tax profit, adjusted for any surplus/deficit arising from property revaluation and depreciation attributable to the revaluation surplus, and takes into account the cost of capital invested by the Bank's shareholders.

For the first half of 2008, economic profit was HK$6,270 million, an increase of HK$64 million, or 1 per cent, compared with same period last year. Post-tax profit, adjusted for the property revaluation surplus net of deferred tax and depreciation attributable to the revaluation, rose by HK$231 million. Cost of capital rose by HK$167 million, in line with the growth in invested capital with the accumulation of retained profits.

	Half-year ended 30 June 2008		*Half-year ended 30 June 2007*		*Half-year ended 31 December 2007*	
	HK$m	***%***	*HK$m*	*%*	*HK$m*	*%*
Average invested capital	**53,286**		43,424		48,772	
Return on invested capital*	**8,913**	**33.6**	8,682	40.3	9,317	37.9
Cost of capital	**(2,643)**	**(10.0)**	(2,476)	(11.5)	(2,826)	(11.5)
Economic profit	**6,270**	**23.6**	6,206	28.8	6,491	26.4

* *Return on invested capital is based on post-tax profit excluding any surplus/deficit arising from property revaluation and depreciation attributable to the revaluation surplus.*

Balance Sheet

Total assets increased by HK$1.9 billion, or 0.3 per cent, to HK$747.9 billion. Customer advances rose by 9.3 per cent with encouraging growth in commercial lending, trade finance, Mainland lending and personal loans. In a competitive operating environment, the Bank took good advantage of opportunities to grow its residential mortgage lending in the active property market in the first half of the year. Interbank placing rose 20.8 per cent while investment in money market instruments fell by 24.4 per cent, reflecting a strategy of identifying quality investment opportunities to optimise returns while prudently managing risk. Customer deposits fell marginally by HK$10.5 billion, or 1.8 per cent, to HK$580.1 billion in the low interest rate environment. At 30 June 2008, the advances-to-deposits ratio was 58.1 per cent, compared with 52.2 per cent and 55.7 per cent at the end of December 2007 and June 2007 respectively.

Advances to customers

Gross advances to customers rose by HK$28.8 billion, or 9.3 per cent, to HK$338.2 billion compared with the previous year-end.

New financing for CIB customers was active, reflecting strong growth in property investment lending to keep stride with the buoyant property market. Lending to the manufacturing industry and wholesale and retail sector grew by 65.6 per cent and 13.9 per cent respectively. Advances to the financial concerns and stockbrokers sectors fell by 23.6 per cent and 40.3 per cent respectively. Lending to the "Other" sector fell by 4.7 per cent, due mainly to the decrease in advances to non-stockbroking companies.

Trade finance recorded satisfactory growth of 9.6 per cent, reflecting CMB's achievements in broadening its range of product and service offerings for SME customers. CMB also enlarged its servicing teams and expanded delivery channels to strengthen the Bank's position as the preferred bank for SMEs in Hong Kong.

Lending to individuals recorded a rise of 7.2 per cent. Excluding the fall in Government Home Ownership Scheme ("GHOS") mortgages, lending to individuals grew by 8.8 per cent. The Bank enhanced its straight-through application capabilities available via its comprehensive e-mortgage channel and offered consultancy services to deliver personalised home-financing solutions. Supported by these efforts, residential mortgage lending to individuals rose by 10.3 per cent and the Bank maintained its position as one of the market leaders in an intensely competitive sector. Mortgages under the GHOS fell at a slower pace of 2.7 per cent due to new loan drawdowns following the Housing Authority's re-launch of GHOS flat sales in early 2007.

Sustained strong consumer spending saw card advances grow by 2.9 per cent, supported by a rise of 7.9 per cent in the number of cards in issue and a 19.3 per cent increase in cardholder spending. Lending to the "Other" sector – mainly personal loans and overdrafts – increased by 4.1 per cent, due in part to a series of successful promotional initiatives.

Loans for use outside Hong Kong increased by HK$5,610 million, or 17.3 per cent, compared with the end of 2007. This was due largely to the 14.7 per cent expansion of Mainland loan portfolios, which reached HK$29.8 billion. Strong growth was recorded in corporate lending, driven by renminbi loans. Trade finance in Mainland rose significantly by 55.5 per cent, benefiting from the Bank's strong capabilities and experience, premium services, and broad customer base in the Pearl River Delta region. Residential mortgage business grew by 4.7 per cent.

Customer deposits

Customer deposits and certificates of deposit and other debt securities in issue fell by 1.8 per cent to HK$580.1 billion, with notable reductions in time deposits, structured certificates of deposit and other debt securities in issue. Structured deposits, however, recorded an increase of 28.6 per cent, reflecting the Bank's efforts to broaden the range of investment options and yield enhancement products available to meet the diverse needs of its customers.

In tandem with the expanding scope of renminbi banking services offered by Hang Seng China, deposits from Mainland branches registered very strong growth of 94.1 per cent. In order to further grow personal banking and wealth management business, a variety of investment-linked deposit products are being offered to customers on the Mainland.

CONSOLIDATED INCOME STATEMENT

(Expressed in millions of Hong Kong dollars)	*note*	***Half-year ended 30 June 2008***	*Half-year ended 30 June 2007*	*Half-year ended 31 December 2007*
Interest income	4	**13,665**	16,318	18,088
Interest expense	5	**(5,413)**	(9,622)	(10,065)
Net interest income		**8,252**	6,696	8,023
Fee income		**3,368**	3,163	4,519
Fee expense		**(341)**	(301)	(495)
Net fee income	6	**3,027**	2,862	4,024
Trading income	7	**759**	584	1,095
Net (loss)/income from financial instruments designated at fair value	8	**(1,024)**	686	1,221
Dividend income	9	**54**	26	26
Net earned insurance premiums		**6,930**	4,821	4,881
Other operating income	10	**525**	397	350
Total operating income		**18,523**	16,072	19,620
Net insurance claims incurred and movement in policyholders' liabilities		**(5,903)**	(5,105)	(5,572)
Net operating income before loan impairment charges and other credit risk provisions		**12,620**	10,967	14,048
Loan impairment charges and other credit risk provisions	11	**(188)**	(280)	(296)
Net operating income		**12,432**	10,687	13,752
Employee compensation and benefits		**(1,736)**	(1,598)	(1,987)
General and administrative expenses		**(1,356)**	(1,136)	(1,548)
Depreciation of premises, plant and equipment		**(201)**	(169)	(179)
Amortisation of intangible assets		**(27)**	(11)	(22)
Total operating expenses	12	**(3,320)**	(2,914)	(3,736)
Operating profit		**9,112**	7,773	10,016
Gain on dilution of investment in associate	13	**–**	1,465	–
Gains less losses from financial investments and fixed assets	14	**246**	274	442
Net surplus on property revaluation		**229**	266	113
Share of profits from associates		**943**	440	682
Profit before tax		**10,530**	10,218	11,253
Tax expense	15	**(1,466)**	(1,150)	(1,715)
Profit for the period		**9,064**	9,068	9,538
Profit attributable to shareholders		**9,064**	8,867	9,375
Profit attributable to minority interests		**–**	201	163
		9,064	9,068	9,538
Dividends	17	**4,206**	4,206	7,839
(Figures in HK$)				
Earnings per share	16	**4.74**	4.64	4.90
Dividends per share	17	**2.20**	2.20	4.10

The notes on pages 26 to 65 form part of this interim financial report.

CONSOLIDATED BALANCE SHEET

(Expressed in millions of Hong Kong dollars)	note	***At 30 June 2008***	*At 30 June 2007*	*At 31 December 2007*
ASSETS				
Cash and balances with banks and other financial institutions	20	**19,755**	12,921	16,864
Placings with and advances to banks and other financial institutions	21	**136,534**	94,485	113,029
Trading assets	22	**13,689**	9,848	10,390
Financial assets designated at fair value	23	**12,607**	9,827	13,892
Derivative financial instruments	24	**6,043**	2,348	4,702
Advances to customers	25	**337,157**	310,972	308,356
Financial investments	26	**184,654**	251,191	244,294
Investments in associates	27	**7,149**	5,279	6,177
Investment properties	28	**2,776**	2,457	2,581
Premises, plant and equipment	29	**7,487**	6,342	6,794
Interest in leasehold land held for own use under operating lease	30	**558**	572	565
Intangible assets	31	**3,297**	2,347	2,889
Other assets	32	**16,210**	32,733	15,466
		747,916	741,322	745,999
LIABILITIES				
Current, savings and other deposit accounts	33	**535,148**	512,450	546,653
Deposits from banks		**19,247**	57,834	19,736
Trading liabilities	34	**53,767**	44,294	48,151
Financial liabilities designated at fair value		**1,431**	1,473	1,498
Derivative financial instruments	24	**8,882**	2,118	4,683
Certificates of deposit and other debt securities in issue	35	**4,026**	7,282	5,685
Other liabilities	36	**17,629**	22,123	17,850
Liabilities to customers under insurance contracts		**38,737**	27,942	33,089
Deferred tax and current tax liabilities		**4,086**	3,485	2,844
Subordinated liabilities	37	**9,355**	9,373	9,354
		692,308	688,374	689,543
CAPITAL RESOURCES				
Minority interests		**–**	1,917	–
Share capital		**9,559**	9,559	9,559
Retained profits		**37,358**	32,706	32,873
Other reserves		**6,588**	6,663	8,288
Proposed dividends		**2,103**	2,103	5,736
Shareholders' funds	38	**55,608**	51,031	56,456
		55,608	52,948	56,456
		747,916	741,322	745,999

The notes on pages 26 to 65 form part of this interim financial report.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

(Expressed in millions of Hong Kong dollars)	**Half-year ended 30 June 2008**	Half-year ended 30 June 2007	Half-year ended 31 December 2007
Unrealised surplus on revaluation of premises, net of tax	**467**	218	225
Tax on realisation of revaluation surplus on disposal of premises	**3**	10	35
Available-for-sale investments reserve, net of tax:			
– fair value changes taken to equity:			
– on debt securities	**(1,353)**	(524)	95
– on equity shares	**(1,080)**	795	1,228
– fair value changes transferred to income statement:			
– on impairment	**67**	–	–
– on hedged items	**(20)**	73	(254)
– on disposal	**(368)**	(247)	(197)
Cash flow hedges reserve, net of tax:			
– fair value changes taken to equity	**39**	(127)	273
– fair value changes transferred to income statement	**(194)**	141	77
Actuarial (losses)/gains on defined benefit plans, net of tax	**(423)**	369	(1,612)
Exchange differences on translation of financial statements of overseas branches, subsidiaries and associates	**682**	180	347
Effect of decrease in tax rate in deferred tax balance at 1 January	**30**	–	–
Net (expense)/income recognised directly in equity	**(2,150)**	888	217
Profit for the period	**9,064**	9,068	9,538
Total recognised income and expense for the period	**6,914**	9,956	9,755
Attributable to shareholders	**6,914**	9,755	9,592
Attributable to minority interests	**–**	201	163
	6,914	9,956	9,755

CONSOLIDATED CASH FLOW STATEMENT

unaudited

(Expressed in millions of Hong Kong dollars)	*note*	***Half-year ended 30 June 2008***	*Half-year ended 30 June 2007*
Net cash (outflow)/inflow from operating activities	40(a)	**(44,918)**	12,376
Cash flows from investing activities			
Dividends received from associates		**258**	195
Purchase of available-for-sale investments		**(27,368)**	(47,529)
Purchase of held-to-maturity debt securities		**(134)**	(420)
Proceeds from sale or redemption of available-for-sale investments		**84,669**	33,895
Proceeds from redemption of held-to-maturity debt securities		**71**	33
Purchase of fixed assets and intangible assets		**(367)**	(218)
Proceeds from sale of fixed assets and assets held for sale		**233**	212
Interest received from available-for-sale investments		**5,218**	4,691
Dividends received from available-for-sale investments		**54**	10
Net cash inflow/(outflow) from investing activities		**62,634**	(9,131)
Cash flows from financing activities			
Dividends paid		**(7,839)**	(5,736)
Interest paid for subordinated liabilities		**(205)**	(212)
Proceeds from subordinated liabilities		**–**	2,342
Net cash outflow from financing activities		**(8,044)**	(3,606)
Increase/(decrease) in cash and cash equivalents		**9,672**	(361)
Cash and cash equivalents at 1 January		**113,474**	90,275
Effect of foreign exchange rate changes		**988**	1,197
Cash and cash equivalents at 30 June	40(b)	**124,134**	91,111

The notes on pages 26 to 65 form part of this interim financial report.

(Figures expressed in millions of Hong Kong dollars unless otherwise indicated)

1 Basis of preparation

This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in compliance with Hong Kong Accounting Standard (HKAS) 34, *Interim Financial Reporting*, issued by the Hong Kong Institute of Certified Public Accountants (HKICPA). It also contains the disclosure information required under the Banking (Disclosure) Rules issued by the Hong Kong Monetary Authority (the "HKMA").

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standards on Review Engagements 2410, *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*, issued by HKICPA. KPMG's independent review report to the Board of Directors is included on page 66.

2 Accounting policies

This interim report has been prepared on a basis consistent with the accounting policies adopted in the 2007 accounts except for the following:

HK(IFRIC)-Int 11 "Group and Treasury Share Transactions" is effective for annual periods beginning on or after 1 March 2007. On application of this interpretation, with effect from 1 January 2008, the Group has recognised all share-based payment transactions as equity-settled. In prior years, certain share-based payment transactions involving principally achievement and restricted share awards were recognised as cash-settled transactions, whereby a liability was recognised in respect of the fair value of such awards at each reporting date. With effect from 1 January 2008, when these are recognised as equity-settled transactions, the fair value of the awards at grant date are recognised in "Other reserves" under shareholders' equity, instead of the fair value being remeasured at each reporting date as a liability. The application of the HK(IFRIC)-Int 11 does not have significant financial or presentation effect on the Group's financial statements. As a result, no restatement of comparative figures was made as the amounts were immaterial.

3 Basis of consolidation

This interim financial report covers the consolidated positions of Hang Seng Bank Limited and all its subsidiaries, unless otherwise stated, and include the attributable share of the results and reserves of its associates. For regulatory reporting, the basis of consolidation are different from the basis of consolidation for accounting purposes. They are set out in notes 39 and 41.

4 Interest income

	Half-year ended 30 June 2008	*Half-year ended 30 June 2007*	*Half-year ended 31 December 2007*
Interest income arising from:			
- financial assets that are not at fair value through profit and loss	**13,376**	15,941	17,760
- trading assets	**183**	330	261
- financial assets designated at fair value	**106**	47	67
	13,665	16,318	18,088
of which:			
- interest income from listed investments	**1,841**	2,141	2,243
- interest income from unlisted investments	**3,312**	4,020	4,431
- interest income from impaired financial assets	**7**	10	22

5 Interest expense

	Half-year ended 30 June 2008	*Half-year ended 30 June 2007*	*Half-year ended 31 December 2007*
Interest expense arising from:			
- financial liabilities that are not at fair value through profit and loss	**4,659**	8,332	8,965
- trading liabilities	**734**	1,268	1,076
- financial liabilities designated at fair value	**20**	22	24
	5,413	9,622	10,065
of which:			
- interest expense from debt securities in issue maturing after five years	**9**	32	18
- interest expense from customer accounts maturing after five years	**–**	12	17
- interest expense from subordinated liabilities	**205**	212	288

6 Net fee income

	Half-year ended 30 June 2008	*Half-year ended 30 June 2007*	*Half-year ended 31 December 2007*
- stockbroking and related services	**808**	738	1,247
- retail investment funds	**773**	728	948
- structured investment products	**297**	249	412
- insurance	**54**	56	59
- account services	**141**	144	140
- private banking	**177**	333	667
- remittances	**107**	91	102
- cards	**623**	483	565
- credit facilities	**60**	56	54
- trade services	**199**	189	217
- other	**129**	96	108
Fee income	**3,368**	3,163	4,519
Fee expense	**(341)**	(301)	(495)
	3,027	2,862	4,024
of which:			
Net fee income, other than amounts included in determining the effective interest rate, arising from financial assets or financial liabilities that are not held for trading nor designated at fair value	**764**	691	763
- fee income	**1,022**	867	976
- fee expense	**(258)**	(176)	(213)
Net fee income on trust and other fiduciary activities where the Group holds or invests on behalf of its customers	**403**	446	851
- fee income	**486**	512	937
- fee expense	**(83)**	(66)	(86)

7 Trading income

	Half-year ended 30 June 2008	*Half-year ended 30 June 2007*	*Half-year ended 31 December 2007*
Trading income:			
- foreign exchange	**535**	394	467
- securities, derivatives and other trading activities	**224**	190	628
	759	584	1,095

8 Net (loss)/income from financial instruments designated at fair value

	Half-year ended 30 June 2008	*Half-year ended 30 June 2007*	*Half-year ended 31 December 2007*
Net (loss)/income on assets designated at fair value which back insurance and investment contracts	**(1,030)**	690	1,213
Net change in fair value of other financial instruments designated at fair value	**6**	(4)	8
	(1,024)	686	1,221
of which dividend income from:			
- listed investments	**29**	19	28
- unlisted investments	**1**	-	5
	30	19	33

9 Dividend income

	Half-year ended 30 June 2008	*Half-year ended 30 June 2007*	*Half-year ended 31 December 2007*
Dividend income:			
- listed investments	**46**	24	23
- unlisted investments	**8**	2	3
	54	26	26

10 Other operating income

	Half-year ended 30 June 2008	*Half-year ended 30 June 2007*	*Half-year ended 31 December 2007*
Rental income from investment properties	**66**	72	67
Movement in present value of in-force long-term insurance business	**363**	207	190
Other	**96**	118	93
	525	397	350

11 Loan impairment charges and other credit risk provisions

	Half-year ended 30 June 2008	*Half-year ended 30 June 2007*	*Half-year ended 31 December 2007*
Loan impairment charges:			
- individually assessed	**(56)**	(137)	(113)
- collectively assessed	**(132)**	(143)	(183)
	(188)	(280)	(296)
of which:			
- new and additional (note 25(b))	**(278)**	(349)	(353)
- releases (note 25(b))	**60**	40	24
- recoveries (note 25(b))	**30**	29	33
	(188)	(280)	(296)

12 Operating expenses

	Half-year ended 30 June 2008	*Half-year ended 30 June 2007*	*Half-year ended 31 December 2007*
Employee compensation and benefits:			
- salaries and other costs	**1,351**	1,171	1,272
- performance-related pay	**301**	405	690
- retirement benefit costs	**84**	22	25
	1,736	1,598	1,987
General and administrative expenses:			
- rental expenses	**196**	162	202
- amortisation of prepaid operating lease payment (note 30)	**7**	8	7
- other premises and equipment	**422**	363	457
- marketing and advertising expenses	**242**	225	376
- other operating expenses	**489**	378	506
	1,356	1,136	1,548
Depreciation of business premises and equipment (note 29)	**201**	169	179
Amortisation of intangible assets	**27**	11	22
	3,320	2,914	3,736
Cost efficiency ratio	**26.3%**	26.6%	26.6%

Staff numbers* by region

	At 30 June 2008	*At 30 June 2007*	*At 31 December 2007*
Hong Kong	**8,240**	7,724	8,033
Mainland	**1,312**	843	1,097
Others	**58**	58	60
Total	**9,610**	8,625	9,190

** Full-time equivalent*

13 Gain on dilution of investment in associate

	Half-year ended 30 June 2008	*Half-year ended 30 June 2007*	*Half-year ended 31 December 2007*
Gain on dilution of investment in associate	**–**	1,465	–

In the first half of 2007, the Group recorded a dilution gain of HK$1,465 million resulting from its investment in Industrial Bank Co., Ltd. No such gain was made in the first half of 2008.

14 Gains less losses from financial investments and fixed assets

	Half-year ended 30 June 2008	*Half-year ended 30 June 2007*	*Half-year ended 31 December 2007*
Net gains from disposal of available-for-sale equity securities	**369**	248	201
Impairment of available-for-sale equity securities	**(118)**	–	–
Gains less losses on disposal of investment properties	**–**	20	188
Gains less losses on disposal of fixed assets	**(5)**	6	53
	246	274	442

There were no impairment losses or gains less losses on disposal of held-to-maturity investments and loans and receivables measured at amortised cost for the periods indicated.

15 Tax expense

Taxation in the consolidated income statement represents:

	Half-year ended 30 June 2008	*Half-year ended 30 June 2007*	*Half-year ended 31 December 2007*
Current tax - provision for Hong Kong profits tax			
Tax for the period	**1,447**	1,218	1,694
Adjustment in respect of prior periods	**(13)**	(141)	–
Current tax - taxation outside Hong Kong			
Tax for the period	**5**	28	1
Deferred tax			
Origination and reversal of temporary differences	**75**	45	20
Effect of decrease in tax rate on deferred tax balances at 1 January	**(48)**	–	–
Total tax expenses	**1,466**	1,150	1,715

The current tax provision is based on the estimated assessable profit for the first half of 2008, and is determined for the Bank and its subsidiaries operating in the Hong Kong SAR by using the Hong Kong profits tax rate of 16.5 per cent (2007: 17.5 per cent). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the relevant countries are used. Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised.

16 Earnings per share

The calculation of earnings per share for the first half of 2008 is based on earnings of HK$9,064 million (HK$8,867 million and HK$9,375 million for the first and second halves of 2007 respectively) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from the first and second halves of 2007).

17 Dividends per share

	Half-year ended 30 June 2008		*Half-year ended 30 June 2007*		*Half-year ended 31 December 2007*	
	HK$ per share	***HK$ million***	*HK$ per share*	*HK$ million*	*HK$ per share*	*HK$ million*
First interim	**1.10**	**2,103**	1.10	2,103	–	–
Second interim	**1.10**	**2,103**	1.10	2,103	–	–
Third interim	**–**	**–**	–	–	1.10	2,103
Fourth interim	**–**	**–**	–	–	3.00	5,736
	2.20	**4,206**	2.20	4,206	4.10	7,839

18 Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business by customer group information, which is more relevant to the Group in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the customer groups or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct costs incurred by the respective customer groups and apportionment of management overheads. Rental charges at market rate for usage of premises are reflected as inter-segment income for the "Other" customer group and inter-segment expenses for the respective customer groups.

(a) By customer group

The Group's business comprises five customer groups. Personal Financial Services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including private banking, investment and insurance) to personal customers. Commercial Banking manages middle market and smaller corporate relationships and specialises in trade-related financial services. Corporate Banking handles relationships with large corporate and institutional customers. Treasury engages in balance sheet management and proprietary trading. Treasury also manages the funding and liquidity positions of the Group and other market risk positions arising from banking activities. "Other" mainly represents management of shareholders' funds and investments in premises, investment properties and equity shares.

18 Segmental analysis *(continued)*

(a) By customer group *(continued)*

	Personal Financial Services	Commercial Banking	Corporate Banking	Treasury	Other	Inter-segment elimination	Total
Half-year ended 30 June 2008							
Net interest income	4,295	1,211	442	1,536	768	–	8,252
Net fee income/(expense)	2,380	547	61	(17)	56	–	3,027
Trading income/(loss)	485	125	8	294	(153)	–	759
Net (loss)/income from financial instruments designated at fair value	(1,029)	(1)	–	6	–	–	(1,024)
Dividend income	17	5	–	–	32	–	54
Net earned insurance premiums	6,832	96	2	–	–	–	6,930
Other operating income/(loss)	435	24	–	(1)	67	–	525
Inter-segment income	–	–	–	–	233	(233)	–
Total operating income	13,415	2,007	513	1,818	1,003	(233)	18,523
Net insurance claims incurred and movement in policyholders' liabilities	(5,843)	(59)	(1)	–	–	–	(5,903)
Net operating income before loan impairment charges and other credit risk provisions	7,572	1,948	512	1,818	1,003	(233)	12,620
Loan impairment charges and other credit risk provisions	(86)	(71)	(31)	–	–	–	(188)
Net operating income	7,486	1,877	481	1,818	1,003	(233)	12,432
Total operating expenses*	(2,237)	(699)	(143)	(115)	(126)	–	(3,320)
Inter-segment expenses	(194)	(30)	(4)	(5)	–	233	–
Operating profit	5,055	1,148	334	1,698	877	–	9,112
Gains less losses from financial investments and fixed assets	175	96	31	–	(56)	–	246
Net surplus on property revaluation	–	–	–	–	229	–	229
Share of profits from associates	54	459	–	285	145	–	943
Profit before tax	5,284	1,703	365	1,983	1,195	–	10,530
Share of profit before tax	50.2%	16.2%	3.5%	18.8%	11.3%	–	100.0%
Operating profit excluding inter-segment transactions	5,249	1,178	338	1,703	644	–	9,112
Operating profit excluding loan impairment charges and other credit risk provisions	5,141	1,219	365	1,698	877	–	9,300
* *Depreciation/amortisation included in total operating expenses*	(64)	(11)	(3)	(2)	(148)	–	(228)
At 30 June 2008							
Total assets	210,593	93,416	85,595	320,004	38,308	–	747,916
Total liabilities	473,224	96,559	46,288	37,937	38,300	–	692,308
Investments in associates	379	2,412	–	1,923	2,435	–	7,149
Capital expenditure incurred during the period	203	25	6	2	131	–	367

18 Segmental analysis *(continued)*

(a) By customer group (continued)

	Personal Financial Services	*Commercial Banking*	*Corporate Banking*	*Treasury*	*Other*	*Inter-segment elimination*	*Total*
Half-year ended 30 June 2007							
Net interest income	4,142	1,119	339	407	689	–	6,696
Net fee income/(expense)	2,307	476	54	(11)	36	–	2,862
Trading income/(loss)	358	74	4	163	(15)	–	584
Net income/(loss) from financial instruments designated at fair value	689	–	–	(3)	–	–	686
Dividend income	6	–	–	–	20	–	26
Net earned insurance premiums	4,741	79	1	–	–	–	4,821
Other operating income	300	25	–	–	72	–	397
Inter-segment income	–	–	–	–	187	(187)	–
Total operating income	12,543	1,773	398	556	989	(187)	16,072
Net insurance claims incurred and movement in policyholders' liabilities	(5,061)	(44)	–	–	–	–	(5,105)
Net operating income before loan impairment charges and other credit risk provisions	7,482	1,729	398	556	989	(187)	10,967
Loan impairment charges and other credit risk provisions	(122)	(45)	(113)	–	–	–	(280)
Net operating income	7,360	1,684	285	556	989	(187)	10,687
Total operating expenses*	(1,939)	(636)	(97)	(96)	(146)	–	(2,914)
Inter-segment expenses	(163)	(17)	(3)	(4)	–	187	–
Operating profit	5,258	1,031	185	456	843	–	7,773
Gain on dilution of investment in associate	–	–	–	–	1,465	–	1,465
Gains less losses from financial investments and fixed assets	–	–	7	–	267	–	274
Net surplus on property revaluation	–	–	–	–	266	–	266
Share of profits from associates	20	254	–	115	51	–	440
Profit before tax	5,278	1,285	192	571	2,892	–	10,218
Share of profit before tax	51.7%	12.6%	1.8%	5.6%	28.3%	–	100.0%
Operating profit excluding inter-segment transactions	5,421	1,048	188	460	656	–	7,773
Operating profit excluding loan impairment charges and other credit risk provisions	5,380	1,076	298	456	843	–	8,053
** Depreciation/amortisation included in total operating expenses*	(56)	(8)	(2)	(1)	(113)	–	(180)
At 30 June 2007							
Total assets	191,312	74,766	82,688	353,011	39,545	–	741,322
Total liabilities	432,416	93,988	51,983	70,109	39,878	–	688,374
Investments in associates	155	1,951	–	880	2,293	–	5,279
Capital expenditure incurred during the period	135	43	8	3	29	–	218

18 Segmental analysis *(continued)*

(a) By customer group (continued)

	Personal Financial Services	Commercial Banking	Corporate Banking	Treasury	Other	Inter-segment elimination	Total
Half-year ended 31 December 2007							
Net interest income	4,559	1,245	380	905	934	–	8,023
Net fee income/(expense)	3,419	529	55	(14)	35	–	4,024
Trading income/(loss)	728	99	5	305	(42)	–	1,095
Net income from financial instruments designated at fair value	1,212	2	–	7	–	–	1,221
Dividend income	8	1	–	–	17	–	26
Net earned insurance premiums	4,778	102	1	–	–	–	4,881
Other operating income/(loss)	243	22	–	(3)	88	–	350
Inter-segment income	–	–	–	–	186	(186)	–
Total operating income	14,947	2,000	441	1,200	1,218	(186)	19,620
Net insurance claims incurred and movement in policyholders' liabilities	(5,523)	(48)	(1)	–	–	–	(5,572)
Net operating income before loan impairment charges and other credit risk provisions	9,424	1,952	440	1,200	1,218	(186)	14,048
Loan impairment charges and other credit risk provisions	(155)	(120)	(21)	–	–	–	(296)
Net operating income	9,269	1,832	419	1,200	1,218	(186)	13,752
Total operating expenses*	(2,503)	(801)	(137)	(118)	(177)	–	(3,736)
Inter-segment expenses	(162)	(17)	(3)	(4)	–	186	–
Operating profit	6,604	1,014	279	1,078	1,041	–	10,016
Gains less losses from financial investments and fixed assets	4	1	4	–	433	–	442
Net surplus on property revaluation	–	–	–	–	113	–	113
Share of profits from associates	32	401	–	180	69	–	682
Profit before tax	6,640	1,416	283	1,258	1,656	–	11,253
Share of profit before tax	59.0%	12.6%	2.5%	11.2%	14.7%	–	100.0%
Operating profit excluding inter-segment transactions	6,766	1,031	282	1,082	855	–	10,016
Operating profit excluding loan impairment charges and other credit risk provisions	6,759	1,134	300	1,078	1,041	–	10,312
** Depreciation/amortisation included in total operating expenses*	(62)	(13)	(3)	(2)	(121)	–	(201)
At 31 December 2007							
Total assets	190,696	80,479	79,419	358,306	37,099	–	745,999
Total liabilities	459,756	100,857	53,373	42,486	33,071	–	689,543
Investments in associates	201	2,520	–	1,138	2,318	–	6,177
Capital expenditure incurred during the period	91	33	13	–	186	–	323

18 Segmental analysis *(continued)*

(b) By geographical region

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the Bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

	Half-year ended 30 June 2008		*Half-year ended 30 June 2007*		*Half-year ended 31 December 2007*	
		%		%		%
Total operating income						
Hong Kong	**16,789**	**91**	15,001	93	18,258	93
Americas	**1,296**	**7**	794	5	988	5
Mainland and other	**438**	**2**	277	2	374	2
	18,523	**100**	16,072	100	19,620	100
Profit before tax						
Hong Kong	**8,410**	**80**	7,547	74	9,603	85
Americas	**1,273**	**12**	776	8	972	9
Mainland and other	**847**	**8**	1,895	18	678	6
	10,530	**100**	10,218	100	11,253	100
Capital expenditure incurred during the period						
Hong Kong	**313**	**85**	181	83	251	78
Americas	**–**	**–**	–	–	–	–
Mainland and other	**54**	**15**	37	17	72	22
	367	**100**	218	100	323	100

	At 30 June 2008		*At 30 June 2007*		*At 31 December 2007*	
		%		%		%
Total assets						
Hong Kong	**620,326**	**83**	639,154	86	630,989	85
Americas	**74,177**	**10**	67,972	9	71,082	9
Mainland and other	**53,413**	**7**	34,196	5	43,928	6
	747,916	**100**	741,322	100	745,999	100
Total liabilities						
Hong Kong	**658,663**	**95**	668,243	97	663,333	96
Americas	**3,453**	**1**	3,886	1	4,020	1
Mainland and other	**30,192**	**4**	16,245	2	22,190	3
	692,308	**100**	688,374	100	689,543	100
Contingent liabilities and commitments						
Hong Kong	**207,082**	**94**	176,613	93	200,462	93
Americas	**–**	**–**	–	–	–	–
Mainland and other	**12,417**	**6**	13,218	7	15,007	7
	219,499	**100**	189,831	100	215,469	100

19 Analysis of assets and liabilities by remaining maturity

The maturity analysis is based on the remaining period at the balance sheet date to the contractual maturity date, with the exception of the trading portfolio that may be sold before maturity and is accordingly recorded as "Trading".

	Repayable on demand	*One month or less but not on demand*	*One month to three months*	*Three months to one year*	*One year to five years*	*Over five years*	*Trading*	*No contractual maturity*	*Total*
Assets									
Cash and balances with banks and other financial institutions	19,755	-	-	-	-	-	-	-	19,755
Placings with and advances to banks and other financial institutions	29,213	70,008	36,277	1,036	-	-	-	-	136,534
Trading assets	-	-	-	-	-	-	13,689	-	13,689
Financial assets designated at fair value	-	-	118	424	4,535	5,020	-	2,510	12,607
Derivative financial instruments	-	43	178	206	128	7	5,481	-	6,043
Advances to customers	20,680	16,759	29,187	53,521	104,846	112,164	-	-	337,157
Financial investments									
- available-for-sale investments	693	13,750	13,034	47,055	79,028	2,998	-	2,893	159,451
- held-to-maturity debt securities	-	36	39	688	6,694	17,746	-	-	25,203
Investments in associates	-	-	-	-	-	-	-	7,149	7,149
Investment properties	-	-	-	-	-	-	-	2,776	2,776
Premises, plant and equipment	-	-	-	-	-	-	-	7,487	7,487
Interest in leasehold land held for own use under operating lease	-	-	-	-	-	-	-	558	558
Intangible assets	-	-	-	-	-	-	-	3,297	3,297
Other assets	7,162	3,965	3,031	1,499	77	24	-	452	16,210
At 30 June 2008	**77,503**	**104,561**	**81,864**	**104,429**	**195,308**	**137,959**	**19,170**	**27,122**	**747,916**
At 30 June 2007	102,974	77,976	64,553	108,495	227,782	121,748	11,546	26,248	741,322
At 31 December 2007	73,935	101,740	68,862	108,676	222,923	126,068	14,157	29,638	745,999

19 Analysis of assets and liabilities by remaining maturity *(continued)*

	Repayable on demand	One month or less but not on demand	One month to three months	Three months to one year	One year to five years	Over five years	Trading	No contractual maturity	Total
Liabilities									
Current, savings and other deposit accounts	**330,788**	**141,722**	**48,031**	**13,322**	**1,000**	**285**	**–**	**–**	**535,148**
Deposits from banks	**3,133**	**8,427**	**5,830**	**1,857**	**–**	**–**	**–**	**–**	**19,247**
Trading liabilities	**–**	**–**	**–**	**–**	**–**	**–**	**53,767**	**–**	**53,767**
Financial liabilities designated at fair value	**9**	**–**	**–**	**–**	**998**	**–**	**–**	**424**	**1,431**
Derivative financial instruments	**–**	**–**	**3**	**72**	**112**	**69**	**8,626**	**–**	**8,882**
Certificates of deposit and other debt securities in issue									
- certificates of deposit in issue	**–**	**190**	**162**	**1,506**	**2,168**	**–**	**–**	**–**	**4,026**
Other liabilities	**8,007**	**5,120**	**1,533**	**1,139**	**69**	**–**	**–**	**1,761**	**17,629**
Liabilities to customers under insurance contracts	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**38,737**	**38,737**
Deferred tax and current tax liabilities	**–**	**–**	**2**	**2,900**	**–**	**–**	**–**	**1,184**	**4,086**
Subordinated liabilities	**–**	**–**	**–**	**–**	**9,355**	**–**	**–**	**–**	**9,355**
At 30 June 2008	**341,937**	**155,459**	**55,561**	**20,796**	**13,702**	**354**	**62,393**	**42,106**	**692,308**
At 30 June 2007	347,055	185,842	42,353	19,517	14,315	2,627	46,227	30,438	688,374
At 31 December 2007	322,692	195,366	46,981	21,079	14,255	355	52,686	36,129	689,543

20 Cash and balances with banks and other financial institutions

	At 30 June 2008	*At 30 June 2007*	*At 31 December 2007*
Cash in hand	**3,099**	4,626	3,308
Balances with central banks	**2,049**	562	6,004
Balances with banks and other financial institutions	**14,607**	7,733	7,552
	19,755	12,921	16,864

21 Placings with and advances to banks and other financial institutions

	At 30 June 2008	*At 30 June 2007*	*At 31 December 2007*
Placings with and advances to banks and other financial institutions maturing within one month	**99,200**	73,931	93,370
Placings with and advances to banks and other financial institutions maturing after one month but less than one year	**37,334**	20,554	19,659
Placings with and advances to banks and other financial institutions maturing after one year	**–**	–	–
	136,534	94,485	113,029
of which:			
Placings with and advances to central banks	**2,684**	351	1,078

There were no overdue advances, impaired advances and rescheduled advances to banks and other financial institutions for the periods indicated.

22 Trading assets

	At 30 June 2008	At 30 June 2007	At 31 December 2007
Treasury bills	**6,732**	4,566	6,303
Certificates of deposit	**-**	61	-
Other debt securities	**5,413**	4,870	4,058
Debt securities	**12,145**	9,497	10,361
Equity shares	**6**	14	2
Total trading securities	**12,151**	9,511	10,363
Other*	**1,538**	337	27
Total trading assets	**13,689**	9,848	10,390
Debt securities:			
- listed in Hong Kong	**4,454**	2,828	2,564
- listed outside Hong Kong	**431**	1,349	796
	4,885	4,177	3,360
- unlisted	**7,260**	5,320	7,001
	12,145	9,497	10,361
Equity shares:			
- listed in Hong Kong	**6**	14	2
- unlisted	**-**	-	-
	6	14	2
Total trading securities	**12,151**	9,511	10,363
Debt securities			
Issued by public bodies:			
- central governments and central banks	**11,049**	7,113	9,061
- other public sector entities	**379**	827	387
	11,428	7,940	9,448
Issued by other bodies:			
- banks and other financial institutions	**401**	580	562
- corporate entities	**316**	977	351
	717	1,557	913
	12,145	9,497	10,361
Equity shares			
Issued by corporate entities	**6**	14	2
Total trading securities	**12,151**	9,511	10,363

* *This represents amount receivable from counterparties on trading transactions not yet settled.*

23 Financial assets designated at fair value

	At 30 June 2008	At 30 June 2007	At 31 December 2007
Certificates of deposit	**190**	198	52
Other debt securities	**9,813**	4,521	7,860
Debt securities	**10,003**	4,719	7,912
Equity shares	**2,604**	5,108	5,980
	12,607	9,827	13,892
Debt securities:			
- listed in Hong Kong	**1,233**	507	1,113
- listed outside Hong Kong	**2,006**	308	1,377
	3,239	815	2,490
- unlisted	**6,764**	3,904	5,422
	10,003	4,719	7,912
Equity shares:			
- listed in Hong Kong	**1,759**	1,459	1,976
- listed outside Hong Kong	**115**	736	1,600
	1,874	2,195	3,576
- unlisted	**730**	2,913	2,404
	2,604	5,108	5,980
	12,607	9,827	13,892
Debt securities			
Issued by public bodies:			
- central governments and central banks	**2,298**	854	2,004
- other public sector entities	**623**	297	395
	2,921	1,151	2,399
Issued by other bodies:			
- banks and other financial institutions	**5,589**	3,450	4,682
- corporate entities	**1,493**	118	831
	7,082	3,568	5,513
	10,003	4,719	7,912
Equity shares			
Issued by corporate entities	**2,604**	5,108	5,980
	12,607	9,827	13,892

24 Derivative financial instruments

Derivative financial instruments are held for trading, as financial instruments designated at fair value, or designated as either fair value hedge or cash flow hedges. The following table shows the nominal contract amounts and marked-to-market value of assets and liabilities of each class of derivatives.

	At 30 June 2008		*At 30 June 2007*		*At 31 December 2007*	
	Trading	***Hedging***	*Trading*	*Hedging*	*Trading*	*Hedging*
Contract amounts:						
Interest rate contracts	**149,919**	**77,233**	110,819	66,737	129,861	60,232
Exchange rate contracts	**732,597**	**–**	557,212	–	725,862	–
Other derivative contracts	**46,185**	**–**	13,120	–	43,983	–
	928,701	**77,233**	681,151	66,737	899,706	60,232
Derivative assets:						
Interest rate contracts	**987**	**562**	412	650	703	935
Exchange rate contracts	**3,326**	**–**	1,214	–	2,512	–
Other derivative contracts	**1,168**	**–**	72	–	552	–
	5,481	**562**	1,698	650	3,767	935
Derivative liabilities:						
Interest rate contracts	**1,041**	**256**	580	185	777	148
Exchange rate contracts	**2,667**	**–**	1,260	–	2,073	–
Other derivative contracts	**4,918**	**–**	93	–	1,685	–
	8,626	**256**	1,933	185	4,535	148

The above derivative assets and liabilities, being the positive or negative marked-to-market value of the respective derivative contracts, represent gross replacement costs, as none of these contracts are subject to any bilateral netting arrangements.

25 Advances to customers

(a) Advances to customers

	At 30 June 2008	At 30 June 2007	At 31 December 2007
Gross advances to customers	**338,202**	311,952	309,409
less: loan impairment allowances			
- individually assessed	**(415)**	(408)	(417)
- collectively assessed	**(630)**	(572)	(636)
	337,157	310,972	308,356
Included in advances to customers are:			
- trade bills	**3,676**	3,491	3,690
- loan impairment allowances	**(12)**	(17)	(14)
	3,664	3,474	3,676

(b) Loan impairment allowances against advances to customers

	Individually assessed	Collectively assessed	Total
At 1 January 2008	**417**	**636**	**1,053**
Amounts written off	**(64)**	**(157)**	**(221)**
Recoveries of advances written off in previous years	**11**	**19**	**30**
New impairment allowances charged to income statement (note 11)	**109**	**169**	**278**
Impairment allowances released to income statement (note 11)	**(53)**	**(37)**	**(90)**
Unwinding of discount of loan impairment allowances recognised as "interest income"	**(5)**	**–**	**(5)**
At 30 June 2008	**415**	**630**	**1,045**
At 1 January 2007	406	518	924
Amounts written off	(136)	(108)	(244)
Recoveries of advances written off in previous years	10	19	29
New impairment allowances charged to income statement (note 11)	187	162	349
Impairment allowances released to income statement (note 11)	(50)	(19)	(69)
Unwinding of discount of loan impairment allowances recognised as "interest income"	(9)	–	(9)
At 30 June 2007	408	572	980
At 1 July 2007	408	572	980
Amounts written off	(106)	(141)	(247)
Recoveries of advances written off in previous years	11	22	33
New impairment allowances charged to income statement (note 11)	148	205	353
Impairment allowances released to income statement (note 11)	(35)	(22)	(57)
Unwinding of discount of loan impairment allowances recognised as "interest income"	(9)	–	(9)
At 31 December 2007	417	636	1,053

25 Advances to customers *(continued)*

(b) Loan impairment allowances against advances to customers (continued)

Total loan impairment allowances as a percentage of gross advances to customers are as follows:

	At 30 June 2008	At 30 June 2007	At 31 December 2007
	%	%	%
Loan impairment allowances:			
- individually assessed	**0.12**	0.13	0.13
- collectively assessed	**0.19**	0.18	0.21
Total loan impairment allowances	**0.31**	0.31	0.34

(c) Impaired advances and allowances

	At 30 June 2008	At 30 June 2007	At 31 December 2007
Gross impaired advances	**1,391**	1,432	1,261
Individually assessed allowances	**(415)**	(408)	(417)
	976	1,024	844
Individually assessed allowances as a percentage of gross impaired advances	**29.8%**	28.5%	33.1%
Gross impaired advances as a percentage of gross advances to customers	**0.4%**	0.5%	0.4%

Impaired advances are those advances where objective evidence exists that full repayment of principal or interest is considered unlikely.

	At 30 June 2008	At 30 June 2007	At 31 December 2007
Gross individually assessed impaired advances	**1,300**	1,366	1,183
Individually assessed allowances	**(415)**	(408)	(417)
	885	958	766
Gross individually assessed impaired advances as a percentage of gross advances to customers	**0.4%**	0.4%	0.4%
Amount of collateral which has been taken into account in respect of individually assessed impaired advances to customers	**848**	922	754

Collateral includes any tangible security that carries a fair market value and is readily marketable. This includes (but is not limited to) cash and deposits, stocks and bonds, mortgages over properties and charges over other fixed assets such as plant and equipment. Where collateral values are greater than gross advances, only the amount of collateral up to the gross advance was included.

25 Advances to customers *(continued)*

(d) Overdue advances

Advances to customers that are more than three months overdue and their expression as a percentage of gross advances to customers are as follows:

	At 30 June 2008		*At 30 June 2007*		*At 31 December 2007*	
		%		%		%
Gross advances to customers which have been overdue with respect to either principal or interest for periods of:						
- more than three months but not more than six months	**217**	**0.1**	472	0.1	329	0.1
- more than six months but not more than one year	**164**	**–**	178	0.1	312	0.1
- more than one year	**336**	**0.1**	173	0.1	112	–
	717	**0.2**	823	0.3	753	0.2
of which:						
- individually impaired allowances	**(324)**		(229)		(278)	
- covered portion of overdue loans and advances	**260**		619		401	
- uncovered portion of overdue loans and advances	**457**		204		352	
- current market value of collateral held against the covered portion of overdue loans and advances	**596**		1,065		796	

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at period-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at period-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

25 Advances to customers *(continued)*

(e) Rescheduled advances

Rescheduled advances and their expression as a percentage of gross advances to customers are as follows:

	At 30 June 2008		*At 30 June 2007*		*At 31 December 2007*	
		%		%		%
Rescheduled advances to customers	**272**	**0.1**	343	0.1	352	0.1

Rescheduled advances are those that have been rescheduled or renegotiated for reasons related to the borrower's financial difficulties. This will normally involve the granting of concessionary terms and resetting the overdue account to non-overdue status.

Rescheduled advances to customers are stated net of any advances which have subsequently become overdue for more than three months and which are included in "Overdue advances" (note d).

(f) Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area that is different from that of the counterparty. At 30 June 2008, about 90 per cent (over 90 per cent at 30 June 2007 and 31 December 2007) of the Group's advances to customers, including related impaired advances and overdue advances, were classified under Hong Kong. There was no geographical segment other than Hong Kong to which the Bank's advances to customers is not less than 10 per cent of the total loans and advances.

25 Advances to customers *(continued)*

(g) Gross advances to customers by industry sector

The analysis of gross advances to customers by industry sector based on categories and definitions used by the HKMA is as follows:

	At 30 June 2008		*At 30 June 2007*		*At 31 December 2007*	
		% of gross advances covered by collateral		*% of gross advances covered by collateral*		*% of gross advances covered by collateral*
Gross advances to customers for use in Hong Kong						
Industrial, commercial and financial sectors						
- property development	**20,658**	**29.5**	17,855	32.9	20,431	32.8
- property investment	**62,251**	**85.6**	51,461	85.2	54,676	84.3
- financial concerns	**2,468**	**45.7**	1,917	59.7	3,232	20.0
- stockbrokers	**313**	**79.9**	7,976	13.2	524	81.9
- wholesale and retail trade	**6,875**	**48.7**	6,084	40.9	6,034	46.5
- manufacturing	**13,767**	**24.2**	8,098	30.0	8,311	29.7
- transport and transport equipment	**8,837**	**77.2**	9,431	66.8	9,368	69.9
- recreational activities	**235**	**0.9**	211	1.6	218	1.4
- information technology	**1,051**	**4.0**	911	1.2	913	2.3
- other	**20,380**	**43.1**	39,822	30.6	21,396	51.0
	136,835	**60.7**	143,766	52.4	125,103	61.3
Individuals						
- advances for the purchase of flats under the Government Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**17,934**	**99.9**	19,126	99.8	18,437	99.8
- advances for the purchase of other residential properties	**94,792**	**99.6**	82,983	99.5	85,923	99.6
- credit card advances	**11,685**	**–**	9,804	–	11,354	–
- other	**13,698**	**31.6**	8,970	34.9	13,155	30.6
	138,109	**84.5**	120,883	86.7	128,869	83.8
Total gross advances for use in Hong Kong	**274,944**	**72.7**	264,649	68.1	253,972	72.7
Trade finance	**25,206**	**31.8**	21,988	28.9	22,995	32.7
Gross advances for use outside Hong Kong	**38,052**	**42.1**	25,315	43.1	32,442	50.8
Gross advances to customers	**338,202**	**66.2**	311,952	63.3	309,409	67.4

26 Financial investments

	At 30 June 2008	At 30 June 2007	At 31 December 2007
Available-for-sale at fair value:			
- debt securities	**156,464**	230,075	220,998
- equity shares	**2,987**	2,802	4,299
Held-to-maturity debt securities at amortised cost	**25,203**	18,314	18,997
	184,654	251,191	244,294
Fair value of held-to-maturity debt securities	**24,720**	17,556	19,526
Treasury bills	**3,796**	3,629	3,089
Certificates of deposit	**21,694**	25,635	30,247
Other debt securities	**156,177**	219,125	206,659
Debt securities	**181,667**	248,389	239,995
Equity shares	**2,987**	2,802	4,299
	184,654	251,191	244,294
Debt securities:			
- listed in Hong Kong	**5,084**	5,383	5,234
- listed outside Hong Kong	**60,382**	79,280	71,997
	65,466	84,663	77,231
- unlisted	**116,201**	163,726	162,764
	181,667	248,389	239,995
Equity shares:			
- listed in Hong Kong	**2,273**	2,295	3,449
- listed outside Hong Kong	**128**	329	188
	2,401	2,624	3,637
- unlisted	**586**	178	662
	2,987	2,802	4,299
	184,654	251,191	244,294
Fair value of listed financial investments	**67,798**	87,274	80,898

26 Financial investments *(continued)*

	At 30 June **2008**	*At 30 June* *2007*	*At 31 December* *2007*
Debt securities			
Issued by public bodies:			
- central governments and central banks	**8,617**	9,624	8,526
- other public sector entities	**3,902**	6,199	5,688
	12,519	15,823	14,214
Issued by other bodies:			
- banks and other financial institutions	**156,105**	216,887	211,568
- corporate entities	**13,043**	15,679	14,213
	169,148	232,566	225,781
	181,667	248,389	239,995
Equity shares			
Issued by corporate entities	**2,987**	2,802	4,299
	184,654	251,191	244,294

Debt securities

The following table presents an analysis of debt securities by rating agency designation at the balance sheet dates, based on Standard and Poor's ratings or their equivalent to the respective issues of the financial securities. If major rating agencies have different ratings for the same debt securities, the securities are reported against the lower rating. In the absence of such issue ratings, the ratings designated for the issuers are reported.

	At 30 June **2008**	*At 30 June* *2007*	*At 31 December* *2007*
AAA	**14,753**	20,244	17,569
AA- to AA+	**91,449**	126,024	120,780
A- to A+	**62,230**	92,577	86,080
BBB	**9,058**	4,890	10,939
Unrated	**4,177**	4,654	4,627
	181,667	248,389	239,995

27 Investments in associates

	At 30 June 2008	At 30 June 2007	At 31 December 2007
Share of net assets	**6,848**	5,007	5,894
Goodwill	**301**	272	283
	7,149	5,279	6,177

28 Investment properties

	Half-year ended 30 June 2008	Half-year ended 30 June 2007	Half-year ended 31 December 2007
Beginning of the period	**2,581**	2,732	2,457
Surplus on revaluation credited to income statement	**190**	154	96
Transfer to assets held for sale	**–**	(412)	1
Transfer from/(to) premises (note 29)	**5**	(17)	27
End of the period	**2,776**	2,457	2,581

29 Premises, plant and equipment

Movement of premises, plant and equipment

	Premises	**Plant and equipment**	**Total**
Cost or valuation:			
At 1 January 2008	**6,082**	**3,186**	**9,268**
Exchange adjustments	**7**	**18**	**25**
Additions	**–**	**294**	**294**
Disposals	**–**	**(205)**	**(205)**
Elimination of accumulated depreciation on revalued premises	**(76)**	**–**	**(76)**
Surplus on revaluation:			
- credited to premises revaluation reserve	**559**	**–**	**559**
- credited to income statement	**39**	**–**	**39**
Transfer to investment properties (note 28)	**(5)**	**–**	**(5)**
At 30 June 2008	**6,606**	**3,293**	**9,899**
Accumulated depreciation:			
At 1 January 2008	**–**	**(2,474)**	**(2,474)**
Exchange adjustments	**–**	**(7)**	**(7)**
Charge for the period (note 12)	**(78)**	**(123)**	**(201)**
Written off on disposal	**–**	**194**	**194**
Elimination of accumulated depreciation on revalued premises	**76**	**–**	**76**
At 30 June 2008	**(2)**	**(2,410)**	**(2,412)**
Net book value at 30 June 2008	**6,604**	**883**	**7,487**

29 Premises, plant and equipment *(continued)*

***Movement of premises, plant and equipment** (continued)*

	Premises	*Plant and equipment*	*Total*
Cost or valuation:			
At 1 January 2007	6,022	2,894	8,916
Exchange adjustments	. 3	4	7
Additions	–	137	137
Disposals	–	(53)	(53)
Elimination of accumulated depreciation on revalued premises	(68)	–	(68)
Surplus on revaluation:			
- credited to premises revaluation reserve	264	–	264
- credited to income statement	17	–	17
Transfer to assets held for sale	(448)	–	(448)
Transfer from investment properties (note 28)	17	–	17
At 30 June 2007	5,807	2,982	8,789
Accumulated depreciation:			
At 1 January 2007	–	(2,400)	(2,400)
Exchange adjustments	–	(2)	(2)
Charge for the period (note 12)	(71)	(98)	(169)
Written off on disposal	–	54	54
Transfer to assets held for sale	2	–	2
Elimination of accumulated depreciation on revalued premises	68	–	68
At 30 June 2007	(1)	(2,446)	(2,447)
Net book value at 30 June 2007	5,806	536	6,342

29 Premises, plant and equipment *(continued)*

Movement of premises, plant and equipment *(continued)*

	Premises	*Plant and equipment*	*Total*
Cost or valuation:			
At 1 July 2007	5,807	2,982	8,789
Exchange adjustments	3	9	12
Additions	–	277	277
Disposals	–	(82)	(82)
Elimination of accumulated depreciation on revalued premises	(77)	–	(77)
Surplus on revaluation:			
- credited to premises revaluation reserve	267	–	267
- credited to income statement	17	–	17
Transfer from assets held for sale	92	–	92
Transfer to investment properties (note 28)	(27)	–	(27)
At 31 December 2007	6,082	3,186	9,268
Accumulated depreciation:			
At 1 July 2007	(1)	(2,446)	(2,447)
Exchange adjustments	–	(3)	(3)
Charge for the period (note 12)	(76)	(103)	(179)
Written off on disposal	–	78	78
Elimination of accumulated depreciation on revalued premises	77	–	77
At 31 December 2007	–	(2,474)	(2,474)
Net book value at 31 December 2007	6,082	712	6,794

30 Interest in leasehold land held for own use under operating lease

The Group's interest in leasehold land held for own use is accounted for as operating lease. The lease is a medium term lease with 10 to 50 years unexpired and the net book value is as follows:

	Half-year ended 30 June 2008	*Half-year ended 30 June 2007*	*Half-year ended 31 December 2007*
Beginning of the period	**565**	580	572
Amortisation of prepaid operating lease payment (note 12)	**(7)**	(8)	(7)
End of the period	**558**	572	565

31 Intangible assets

	At 30 June 2008	At 30 June 2007	At 31 December 2007
Present value of in-force long-term insurance business	**2,688**	2,135	2,324
Internally developed software	**254**	192	212
Acquired software	**26**	20	24
Goodwill	**329**	–	329
	3,297	2,347	2,889

32 Other assets

	At 30 June 2008	At 30 June 2007	At 31 December 2007
Items in the course of collection from other banks	**6,856**	21,350	6,193
Prepayments and accrued income	**3,072**	3,990	4,433
Deferred tax assets	**5**	1	1
Assets held for sale			
- repossessed assets	**99**	111	116
- other assets held for sale	**62**	915	83
Acceptances and endorsements	**3,834**	3,237	3,294
Retirement benefit assets	**88**	1,366	109
Other accounts	**2,194**	1,763	1,237
	16,210	32,733	15,466

There are no significant impaired, overdue or rescheduled other assets at the period-end.

33 Current, savings and other deposit accounts

	At 30 June 2008	At 30 June 2007	At 31 December 2007
Current, savings and other deposit accounts:			
- as stated in consolidated balance sheet	**535,148**	512,450	546,653
- structured deposits reported as trading liabilities (note 34)	**31,067**	27,571	24,162
	566,215	540,021	570,815
By type:			
- demand and current accounts	**37,674**	36,555	34,130
- savings accounts	**259,058**	227,101	254,976
- time and other deposits	**269,483**	276,365	281,709
	566,215	540,021	570,815

34 Trading liabilities

	At 30 June 2008	*At 30 June 2007*	*At 31 December 2007*
Structured certificates of deposit in issue (note 35)	**634**	6,222	3,527
Other debt securities in issue (note 35)	**9,233**	4,894	10,560
Structured deposits (note 33)	**31,067**	27,571	24,162
Short positions in securities and other	**12,833**	5,607	9,902
	53,767	44,294	48,151

35 Certificates of deposit and other debt securities in issue

	At 30 June 2008	*At 30 June 2007*	*At 31 December 2007*
Certificates of deposit and other debt securities in issue:			
- as stated in consolidated balance sheet	**4,026**	7,282	5,685
- structured certificates of deposit in issue reported as trading liabilities (note 34)	**634**	6,222	3,527
- other debt securities in issue reported as trading liabilities (note 34)	**9,233**	4,894	10,560
	13,893	18,398	19,772
By type:			
- certificates of deposit in issue	**4,660**	13,504	9,212
- other debt securities in issue	**9,233**	4,894	10,560
	13,893	18,398	19,772

36 Other liabilities

	At 30 June 2008	*At 30 June 2007*	*At 31 December 2007*
Items in the course of transmission to other banks	**7,951**	13,332	8,407
Accruals	**2,775**	2,805	3,836
Acceptances and endorsements	**3,834**	3,237	3,294
Retirement benefit liabilities	**1,098**	–	633
Other	**1,971**	2,749	1,680
	17,629	22,123	17,850

37 Subordinated liabilities

Nominal value	Description	**At 30 June 2008**	At 30 June 2007	At 31 December 2007
Amount owed to third parties				
HK$1,500 million	Callable floating rate subordinated notes due June 2015[1]	**1,497**	1,496	1,497
HK$1,000 million	4.125% callable fixed rate subordinated notes due June 2015[2]	**979**	969	989
US$450 million	Callable floating rate subordinated notes due July 2016[3]	**3,498**	3,503	3,497
US$300 million	Callable floating rate subordinated notes due July 2017[4]	**2,332**	2,342	2,332
Amount owed to HSBC Group undertakings				
US$260 million	Callable floating rate subordinated loan debt due December 2015[5]	**2,028**	2,032	2,028
		10,334	10,342	10,343
Representing:				
- measured at amortised cost		**9,355**	9,373	9,354
- designated at fair value		**979**	969	989
		10,334	10,342	10,343

The above subordinated notes and loan each carries a one-time call option exercisable by the Group on a day falling five years plus one day after the relevant date of issue/drawdown.

[1] Interest rate at three-month HIBOR plus 0.35 per cent, payable quarterly, to the call option date. Thereafter, it will be reset to three-month HIBOR plus 0.85 per cent, payable quarterly.

[2] Interest rate at 4.125 per cent per annum, payable semi-annually, to the call option date. Thereafter, it will be reset to three-month HIBOR plus 0.825 per cent, payable quarterly.

[3] Interest rate at three-month US dollar LIBOR plus 0.30 per cent, payable quarterly, to the call option date. Thereafter, it will be reset to three-month US dollar LIBOR plus 0.80 per cent, payable quarterly.

[4] Interest rate at three-month US dollar LIBOR plus 0.25 per cent, payable quarterly, to the call option date. Thereafter, it will be reset to three-month US dollar LIBOR plus 0.75 per cent, payable quarterly.

[5] Interest rate at three-month US dollar LIBOR plus 0.31 per cent, payable quarterly, to the call option date. Thereafter, it will be reset to three-month US dollar LIBOR plus 0.81 per cent, payable quarterly.

38 Shareholders' funds

	At 30 June 2008	*At 30 June 2007*	*At 31 December 2007*
Share capital	**9,559**	9,559	9,559
Retained profits	**37,358**	32,706	32,873
Premises revaluation reserve	**4,094**	3,621	3,639
Cash flow hedges reserve	**(11)**	(206)	144
Available-for-sale investment reserve			
- on debt securities	**(2,214)**	(575)	(841)
- on equity securities	**1,352**	1,595	2,733
Capital redemption reserve	**99**	99	99
Other reserves	**3,268**	2,129	2,514
Total reserves	**43,946**	39,369	41,161
	53,505	48,928	50,720
Proposed dividends	**2,103**	2,103	5,736
Shareholders' funds	**55,608**	51,031	56,456
Return on average shareholders' funds	**32.8%**	36.6%	34.3%

In accordance with the HKMA guideline, *Impact of the New Hong Kong Accounting Standards on Authorised Institutions' Capital Base and Regulatory Reporting*, the Group has earmarked a "regulatory reserve" of HK$1,061 million from retained profits in order to satisfy the provisions of the Hong Kong Banking Ordinance for prudential supervision purposes in respect of losses which the Group will or may incur on loans and advances in addition to impairment losses recognised. Movements in the regulatory reserve are earmarked directly through retained profits and in consultation with the HKMA.

There was no purchase, sale or redemption of the Group's securities by the Bank or any of its subsidiaries during the first half of 2008.

39 Liquidity ratio

The average liquidity ratio for the periods indicated, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

	Half-year ended 30 June 2008	*Half-year ended 30 June 2007*	*Half-year ended 31 December 2007*
The Bank and its subsidiaries designated by the HKMA	**47.3%**	52.9%	53.0%

40 Reconciliation of cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

	Half-year ended 30 June 2008	*Half-year ended 30 June 2007*
Operating profit	**9,112**	7,773
Net interest income	**(8,252)**	(6,696)
Dividend income	**(54)**	(26)
Loan impairment charges and other credit risk provisions	**188**	280
Impairment of available-for-sale equity securities	**118**	-
Depreciation	**201**	169
Amortisation of intangible assets	**27**	11
Amortisation of available-for-sale investments	**(333)**	(392)
Amortisation of held-to-maturity debt securities	**-**	(2)
Advances written off net of recoveries	**(192)**	(215)
Interest received	**7,021**	12,029
Interest paid	**(4,818)**	(9,372)
Operating profit before changes in working capital	**3,018**	3,559
Change in treasury bills and certificates of deposit with original maturity more than three months	**9,223**	(3,108)
Change in placings with and advances to banks maturing after one month	**(17,675)**	3,429
Change in trading assets	**(2,881)**	1,677
Change in financial assets designated at fair value	**(125)**	(472)
Change in derivative financial instruments	**3,069**	806
Change in advances to customers	**(28,797)**	(31,685)
Change in other assets	**(3,354)**	4,164
Change in financial liabilities designated at fair value	**(10)**	486
Change in current, savings and other deposit accounts	**(11,505)**	29,125
Change in deposits from banks	**(1,101)**	40,154
Change in trading liabilities	**5,616**	(15,799)
Change in certificates of deposit and other debt securities in issue	**(1,659)**	(313)
Change in other liabilities	**4,724**	(15,665)
Elimination of exchange differences and other non-cash items	**(3,435)**	(3,560)
Cash (used in)/generated from operating activities	**(44,892)**	12,798
Taxation paid	**(26)**	(422)
Net cash (outflow)/inflow from operating activities	**(44,918)**	12,376

40 Reconciliation of cash flow statement *(continued)*

(b) Analysis of the balances of cash and cash equivalents

	At 30 June 2008	*At 30 June 2007*
Cash and balances with banks and other financial institutions	**19,755**	12,921
Placings with and advances to banks and other financial institutions maturing within one month	**96,126**	71,487
Treasury bills	**5,371**	6,258
Certificates of deposit	**2,882**	445
	124,134	91,111

41 Contingent liabilities, commitments and derivatives

The tables below give the contract amounts, credit equivalent amounts and risk-weighted amounts of off-balance sheet transactions. The information is consistent with that in the "Capital Adequacy Ratio" return submitted to the Hong Kong Monetary Authority by the Group. The return is prepared on a consolidated basis as specified by the Hong Kong Monetary Authority under the requirement of section 98(2) of the Banking Ordinance.

For the purposes of these financial statements, acceptances and endorsements are recognised on the balance sheet in "Other assets" and "Other liabilities" in accordance with HKAS 39. For the purpose of the Banking (Capital) Rules ("the Capital Rules"), acceptances and endorsements are included in the capital adequacy calculation as if they were contingencies. The contract amount of acceptances and endorsements included in the below tables were HK$3,834 million (HK$3,237 million and HK$3,294 million at 30 June 2007 and 31 December 2007 respectively).

Contingent liabilities and commitments are credit-related instruments. The contract amounts represent the amounts at risk should the contracts be fully drawn upon and the customers default. Since a significant portion of guarantees and commitments is expected to expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

Derivatives arise from futures, forward, swap and option transactions undertaken by the Group in the foreign exchange, interest rate, equity, credit and commodity markets. The contract amounts of these instruments indicate the volume of transactions outstanding at the balance sheet date; they do not represent amounts at risk.

The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. These are assessed in accordance with the Capital Rules and depend on the status of the counterparty and maturity characteristics of the instrument.

The netting adjustments represent amounts where the Group has in place legally enforceable rights of offset with individual counterparties to offset the gross amount of positive mark-to-market assets with any negative mark-to-market liabilities with the same customer. These offsets are recognised by the HKMA in the calculation of risk assets for the capital adequacy ratio.

With the Capital Rules effective from 1 January 2007, the Group uses the approaches approved by the Hong Kong Monetary Authority to calculate the capital adequacy ratio in accordance with the Capital Rules. The risk-weighted assets at 30 June 2008 were calculated based on the "foundation internal ratings-based approach" and the risk-weighted assets for 2007 were calculated based on the "standardised (credit risk) approach". The figures are therefore not strictly comparable.

41 Contingent liabilities, commitments and derivatives *(continued)*

	Contract amount	*Credit equivalent amount*	*Risk-weighted amount*
At 30 June 2008			
Direct credit substitutes	**3,554**	**3,554**	**1,775**
Transaction-related contingencies	**1,233**	**616**	**555**
Trade-related contingencies	**11,203**	**2,241**	**1,460**
Forward asset purchases	**196**	**196**	**196**
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- not unconditionally cancellable*	**33,121**	**23,389**	**8,318**
- unconditionally cancellable	**147,070**	**28,786**	**5,527**
	196,377	**58,782**	**17,831**
Exchange rate contracts:			
Spot and forward foreign exchange	**487,800**	**7,351**	**1,852**
Other exchange rate contracts	**80,674**	**1,777**	**870**
	568,474	**9,128**	**2,722**
Interest rate contracts:			
Interest rate swaps	**226,277**	**2,078**	**406**
Other interest rate contracts	**262**	**1**	**-**
	226,539	**2,079**	**406**
Other derivative contracts	**29,714**	**2,948**	**1,678**

* *The contract amount for undrawn formal standby facilities, credit lines and other commitments to lend with original maturity of "not more than one year" and "more than one year" as at 30 June 2008 were HK$16,028 million and HK$17,093 million respectively.*

41 Contingent liabilities, commitments and derivatives *(continued)*

	Contract amount (restated)	*Credit equivalent amount*	*Risk-weighted amount*
At 30 June 2007			
Direct credit substitutes	4,167	4,167	3,437
Transaction-related contingencies	677	339	335
Trade-related contingencies	10,911	2,182	2,172
Forward asset purchases	45	45	45
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- not unconditionally cancellable			
- not more than one year	29,323	5,865	5,865
- more than one year	17,384	8,692	7,409
- unconditionally cancellable	110,015	–	–
	172,522	21,290	19,263
Exchange rate contracts:			
Spot and forward foreign exchange	390,707	4,601	1,180
Other exchange rate contracts	20,295	504	123
	411,002	5,105	1,303
Interest rate contracts:			
Interest rate swaps	176,490	1,524	347
Other interest rate contracts	323	1	–
	176,813	1,525	347
Other derivative contracts	8,860	637	293

41 Contingent liabilities, commitments and derivatives *(continued)*

	Contract amount	*Credit equivalent amount*	*Risk-weighted amount*
At 31 December 2007			
Direct credit substitutes	4,651	4,651	3,638
Transaction-related contingencies	812	406	398
Trade-related contingencies	10,274	2,055	2,045
Forward asset purchases	115	115	115
Undrawn formal standby facilities, credit lines and other commitments to lend:			
- not unconditionally cancellable			
- not more than one year	20,253	4,051	4,051
- more than one year	15,973	7,986	6,752
- unconditionally cancellable	145,641	–	–
	197,719	19,264	16,999
Exchange rate contracts:			
Spot and forward foreign exchange	580,889	7,606	2,196
Other exchange rate contracts	25,957	803	189
	606,846	8,409	2,385
Interest rate contracts:			
Interest rate swaps	189,703	2,121	520
Other interest rate contracts	312	–	–
	190,015	2,121	520
Other derivative contracts	26,709	2,294	1,263

42 Foreign currency positions

Foreign currency exposures include those arising from trading, non-trading and structural positions. Net option position is calculated on the basis of delta-weighted positions of all foreign exchange options contracts. At 30 June 2008, the US dollar (US$) and renminbi (RMB) were the currencies in which the Group had non-structural foreign currency positions that were not less than 10 per cent of the total net position in all foreign currencies. The Group also had a renminbi structural foreign currency position, which was not less than 10 percent of the total net structural position in all foreign currencies.

The table below summarises the net structural and non-structural foreign currency positions of the Group.

	US$	*RMB*	*Other foreign currencies*	*Total foreign currencies*
At 30 June 2008				
Non-structural position				
Spot assets	**211,580**	**41,181**	**121,551**	**374,312**
Spot liabilities	**(195,205)**	**(42,101)**	**(110,860)**	**(348,166)**
Forward purchases	**284,711**	**44,852**	**38,813**	**368,376**
Forward sales	**(298,470)**	**(45,877)**	**(49,751)**	**(394,098)**
Net option position	**(29)**	**–**	**32**	**3**
Net long/(short) non-structural position	**2,587**	**(1,945)**	**(215)**	**427**
Structural positions	**287**	**12,265**	**219**	**12,771**
At 30 June 2007				
Non-structural position				
Spot assets	218,083	22,021	123,637	363,741
Spot liabilities	(212,016)	(22,935)	(93,769)	(328,720)
Forward purchases	241,832	4,049	20,564	266,445
Forward sales	(238,922)	(6,144)	(50,437)	(295,503)
Net option position	60	–	(60)	–
Net long/(short) non-structural position	9,037	(3,009)	(65)	5,963
Structural positions	287	9,469	163	9,919
At 31 December 2007				
Non-structural position				
Spot assets	227,698	26,160	118,436	372,294
Spot liabilities	(184,258)	(26,149)	(101,406)	(311,813)
Forward purchases	298,806	26,549	21,023	346,378
Forward sales	(335,592)	(28,330)	(38,084)	(402,006)
Net option position	32	–	(32)	–
Net long/(short) non-structural position	6,686	(1,770)	(63)	4,853
Structural positions	286	10,752	187	11,225

43 Statutory accounts

The information in this interim report is not audited and does not constitute statutory accounts.

Certain financial information in this interim report is extracted from the statutory accounts for the year ended 31 December 2007, which have been delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 3 March 2008. The Annual Report and Financial Statements for the year ended 31 December 2007, which includes the statutory accounts, can be obtained on request from the Legal and Company Secretarial Services Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng Bank's website www.hangseng.com.

44 Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

45 Acquisition

On 31 January 2008, the Bank signed an agreement to subscribe for 20 per cent of the enlarged share capital of Yantai City Commercial Bank ("YTCCB") – one of the largest city commercial banks in Shandong province – for a total consideration of RMB800 million. Upon completion of the acquisition, which is subject to the relevant regulatory and YTCCB shareholder approvals, the Bank will become the largest shareholder of YTCCB.

46 Property revaluation

A revaluation of Hang Seng's premises and investment properties in Hong Kong was performed in June 2008 to reflect property market movements in the first half of 2008. The Group's premises and investment properties were revalued by DTZ Debenham Tie Leung Limited, an independent professional valuer, and carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use and the basis of valuation for investment properties was open market value. The revaluation surplus for Group premises amounted to HK$598 million of which HK$39 million was a reversal of revaluation deficits previously charged to the income statement. The balance of HK$559 million was credited to the premises revaluation reserve. Revaluation gains of HK$190 million on investment properties were recognised through the income statement. The related deferred tax provisions for Group premises and investment properties were HK$99 million and HK$31 million respectively.

The revaluation exercise also covered business premises/investment properties reclassified as properties held for sale. In accordance with HKFRS 5, there was no revaluation gain/loss recognised through the income statement.

47 Immediate and ultimate holding companies

The immediate and ultimate holding companies of the Bank are The Hongkong and Shanghai Banking Corporation Limited (incorporated in Hong Kong) and HSBC Holdings plc (incorporated in England) respectively.

REVIEW REPORT TO THE BOARD OF DIRECTORS OF HANG SENG BANK LIMITED

Introduction

We have reviewed the interim financial report set out on pages 22 to 65 which comprises the consolidated balance sheet of Hang Seng Bank Limited ("the Bank") as of 30 June 2008 and the related consolidated income statement, and the consolidated statement of recognised income and expense and the consolidated cash flow statement for the six month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors are responsible for the preparation and presentation of the interim financial report in accordance with Hong Kong Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of interim financial information performed by the independent auditor of the entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30 June 2008 is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim financial reporting".

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

4 August 2008

These notes set out on pages 67 to 82 are supplementary to and should be read in conjunction with the consolidated financial statements set out on pages 22 to 65. The consolidated financial statement and these supplementary notes taken together comply with the Banking (Disclosure) Rules ("Rules") made under section 60A of the Banking Ordinance.

1 Basis of preparation

(a) Except where indicated otherwise, the financial information contained in these supplementary notes has been prepared on a consolidated basis in accordance with Hong Kong Financial Reporting Standards. Some parts of these supplementary notes, however, are required by the Rules to be prepared on a different basis. In such cases, the Rules require that certain information is prepared on a basis which excluded some of the subsidiaries of the Bank.

Further information regarding subsidiaries that are not included in the consolidation for regulatory purpose is set out in note 2 to the supplementary notes to the financial statements.

(b) The accounting policies applied in preparing these supplementary notes are the same as those applied in preparing the consolidated financial statements for the period ended 30 June 2008 as set out in note 2 to the financial statements.

2 Financial risk management

This section presents information about the Group's management and control of risks, in particular, those associated with its use of financial instruments ("financial risks"). Major types of financial risks to which the Group was exposed include credit risk, liquidity risk, market risk, insurance underwriting risk and operational risk.

The Group's risk management policy is designed to identify and analyse risks, to set appropriate risk limits and to monitor these risks and limits continually by means of reliable and up-to-date management information systems. The Group's risk management policies and major control limits are approved by the Board of Directors and they are monitored and reviewed regularly by various management committees, including the Executive Committee, Audit Committee, Asset and Liability Management Committee ("ALCO") and Credit Committee.

(a) Credit risk

Credit risk is the risk that financial loss arises from the failure of a customer or counterparty to meet its obligations under a contract. It arises principally from lending, trade finance, treasury and leasing businesses. The Group has dedicated standards, policies and procedures in place to control and monitor risk from all such activities.

The Credit Risk Management (CRM) function is mandated to provide centralised management of credit risk through:

- formulating credit policies on approval process, post disbursement monitoring, recovery process and large exposure;
- issuing guidelines on lending to specified market sectors, industries and products; the acceptability of specific classes of collateral or risk mitigations and valuation parameters for collateral;
- undertaking an independent review and objective assessment of credit risk for all commercial non-bank credit facilities in excess of designated amount prior to the facilities being committed to customers;
- controlling exposures to selected industries, counterparties, countries and portfolio types etc by setting limits;
- maintaining and developing credit risk rating/facility grading process to categorise exposures and facilitate focused management;
- reporting to senior executives and various committees on aspects of the Group loan portfolio;
- managing and directing credit-related systems initiatives; and
- providing advice and guidance to business units on various credit-related issues.

2 Financial risk management *(continued)*

(a) Credit risk (continued)

Impairment loan management and recovery

The Group undertakes ongoing credit analysis and monitoring at several levels. Special attention is paid to problem loans. Loans impairment allowances are made promptly where necessary and be consistent with established guidelines. Recovery units are established by the Group to provide the customers with intensive support in order to maximise recoveries of doubtful debts. Management regularly performs an assessment of the adequacy of the established impairment provisions by conducting a detailed review of the loan portfolio, comparing performance and delinquency statistics against historical trends and undertaking an assessment of current economic conditions.

Risk rating framework

A more sophisticated risk rating framework on counterparty credit risk based on default probability and loss estimates and comprising up to 22 categories, is being implemented across the Group. The rating methodology of this framework is based upon a wide range of financial analytics. This new approach will allow a more granular analysis of risk and trends. The information generated from the risk rating framework is used but not limited to credit approval, credit monitoring, pricing, loan classification and capital adequacy assessment. The Bank also has control mechanisms in place to validate the performance and accuracy of the risk rating framework.

Collateral and other credit enhancements

The Group has implemented guidelines on the acceptability of specific classes of collateral or credit risk mitigation, and determined the valuation parameters. Such parameters are established prudently and are reviewed regularly in light of changing market environment and empirical evidence. Security structures and legal covenants are subject to regular review to ensure that they continue to fulfill their intended purpose and remain in line with local market practice. While collateral is an important mitigant to credit risk, it is the Group's policy to establish that loans are within the customer's capacity to repay rather than to rely excessively on security. Facilities may be granted on unsecured basis depending on the customer's standing and the type of product. The principal collateral types are as follows:

- in the personal sector, charges over the properties, securities, investment funds and deposits;
- in the commercial and industrial sector, charges over business assets such as properties, stock, debtors, investment funds, deposits and machinery;
- in the commercial real estate sector, charges over the properties being financed.

Collateral held as security for financial assets other than loans and advances is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured with the exception of asset backed securities and similar instruments, which are secured by pools of financial assets.

Settlement risk

Settlement risk arises where a payment in cash, securities or equities is made in the expectation of a corresponding receipt in cash, securities or equities. Daily Settlement Limits are established to cover the settlement risk arising from the Group's trading transactions on any single day. Settlement risk on many transactions, particularly those involving securities and equities, is substantially mitigated when effected via Assured Payment Systems, or on a delivery versus payment basis.

The ISDA Master Agreement is the Group's preferred agreement for documenting derivative activities. It provides the contractual framework that a full range of over-the-counter ("OTC") products is conducted and contractually binds both parties to apply close-out netting across all outstanding transactions covered by an agreement, if either party defaults or following other pre-agreed termination events.

2 Financial risk management *(continued)*

(a) Credit risk (continued)

Concentration of credit risk

Concentration of credit risk exists when changes in geographic, economic or industry factors similarly affect groups of counterparties whose aggregate credit exposure is material in relation to the Group's total exposures. The Group's portfolio of financial instrument is diversified along geographic, industry and product sectors. Analysis of geographical concentration of the Group's assets is disclosed in note 18 to the financial statements and credit risk concentration of respective financial assets is disclosed in notes 22, 23, 25 and 26.

(b) Liquidity risk

Liquidity management is essential to ensure the Group has the ability to meet its obligations as they fall due. It is the Group's policy to maintain a strong liquidity position by properly managing the liquidity structure of its assets, liabilities and commitments so that cash flows are appropriately balanced and all funding obligations are comfortably met.

It is the responsibility of local management to ensure compliance with local regulatory requirements and limits. The Group has established policies and procedures to monitor and control its liquidity position on a daily basis by adopting a cash flow management approach. The approach seeks to forecast committed cash inflows and outflows of the business and results in a daily net funding requirements which indicates the refinancing needs for any given day within the scope of the forecast conditions. Stress scenarios analysis for normal business conditions, an institution-specific crisis and a general market crisis are also conducted on a regular basis. The Group always maintains a stock of high quality liquid assets to ensure the availability of sufficient cash flow to meet its financial commitments, including customer deposits on maturity and undrawn facilities, over a specified future period. The liquidity management process is monitored by the Asset and Liability Management Committee ("ALCO") and is reported to the Executive Committee and the Board of Directors.

The average liquidity ratios calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance are disclosed in note 39 to the financial statements.

(c) Market risk

Market risk is the risk that foreign exchange rates, interest rates, equity and commodity prices and indices will move and result in profits or losses for the Group. The objective of the Group's market risk management is to manage and control market risk exposures in order to optimise return on risk while maintaining a market profile consistent with the Group's status as a premier provider of financial products and services.

The Group separates exposures to market risk into either trading or non-trading portfolios. Trading portfolios include those positions arising from market-making, proprietary position-taking and other marked-to-market positions so designated. Non-trading portfolios primarily arise from the effective interest rate management of the Group's retail and commercial banking assets and liabilities.

The management of market risk is principally undertaken in Treasury using risk limits approved by the Board of Directors. Limits are set for each portfolio, product and risk type, with market liquidity being a principal factor in determining the level of limits set. The Group has dedicated standards, policies and procedures in place to control and monitor the market risk. An independent market risk control function is responsible for measuring market risk exposures, monitoring and reporting these exposures against the prescribed limits on a daily basis. The market risks which arise on each business are assessed and transferred to either Treasury for management, or to separate books managed under the supervision of ALCO.

2 Financial risk management *(continued)*

(c) Market risk *(continued)*

Value at risk ("VAR")

One of the principal tools used by the Group to monitor and limit market risk exposure is VAR. The Group has obtained approval from the HKMA to use its VAR model for calculation of market risk capital charge.

VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. Historical simulation uses scenarios derived from historical market rates and takes account of the relationships between different markets and rates, for example, interest rates and foreign exchange rates. Movements in market prices are calculated by reference to market data from the last two years. The assumed holding period is a 1-day period with a 99 per cent level of confidence, reflecting the way the risk positions are managed.

Although a valuable guide to risk, VAR should always be viewed in the context of its limitations. For example:

- the use of historical data as a proxy for estimating future events may not encompass all potential events, particularly those which are extreme in nature;

- the use of a 1-day holding period assumes that all positions can be liquidated or hedged in one day. This may not fully reflect the market risk arising at times of severe illiquidity, when a 1-day holding period may be insufficient to liquidate or hedge all positions fully;

- the use of a 99 per cent confidence level, by definition, does not take into account losses that might occur beyond this level of confidence; and

- VAR is calculated on the basis of exposures outstanding at the close of business and therefore does not necessarily reflect intra-day exposures.

The Group recognises these limitations by augmenting its VAR limits with other position and sensitivity limit structures. Additionally, the Group applies a wide range of stress testing, both on individual portfolios and on the Group's consolidated positions. The Group's stress testing regime provides senior management with an assessment of the financial impact of identified extreme events on the market risk exposures of the Group.

2 Financial risk management *(continued)*

(c) Market risk *(continued)*

Value at risk ("VAR") *(continued)*

The Group's VAR, both trading and non-trading, for all interest rate risk and foreign exchange risk positions and on individual risk portfolios during the first halves of 2008 and 2007 are shown in the table below:

Value at risk

	At 30 June 2008	***Minimum during the period***	***Maximum during the period***	***Average for the period***
VAR for all interest rate risk and foreign exchange risk	**40**	**39**	**170**	**88**
VAR for foreign exchange risk (trading)	**5**	**3**	**9**	**6**
VAR for interest rate risk				
- trading	**14**	**5**	**16**	**11**
- non-trading	**47**	**40**	**165**	**87**

	At 30 June 2007	*Minimum during the period*	*Maximum during the period*	*Average for the period*
VAR for all interest rate risk and foreign exchange risk	57	39	60	50
VAR for foreign exchange risk (trading)	8	1	9	2
VAR for interest rate risk				
- trading	5	3	9	6
- non-trading	59	44	64	55

The average daily revenue earned from market risk-related treasury activities for the first half of 2008, including non-trading book net interest income and funding related to trading positions, was HK$15 million (HK$5 million for the first half of 2007). The standard deviation of these daily revenues was HK$10 million (HK$3 million for the first half of 2007).

2 Financial risk management *(continued)*

(c) Market risk (continued)

Value at risk ("VAR") *(continued)*

An analysis of the frequency distribution of daily revenue shows that out of 121 trading days for the first half of 2008, losses were recorded on 2 days (3 days for the first half of 2007). The maximum daily loss was HK$2 million (HK$6 million for the first half of 2007). The most frequent result was a daily revenue of between HK$8 million and HK$14 million, with 51 occurrences. The highest daily revenue was HK$52 million (HK$12 million for the first half of 2007).


Daily distribution of market risk revenue for the first half of 2008
Number of days
50
40
30
20
10
0
2
1
5
5
7
16
18
17
9
6
4
7
11
13
0.0 and below
0.0 to 2.0
2.0 to 4.0
4.0 to 6.0
6.0 to 8.0
8.0 to 10.0
10.0 to 12.0
12.0 to 14.0
14.0 to 16.0
16.0 to 18.0
18.0 to 20.0
20.0 to 22.0
22.0 to 28.0
above 28.0
Revenue (HK$m)


Daily distribution of market risk revenue for the first half of 2007
Number of days
50
40
30
20
10
0
3
10
30
38
31
5
4
0
0
0
0
0
0
0
0.0 and below
0.0 to 2.0
2.0 to 4.0
4.0 to 6.0
6.0 to 8.0
8.0 to 10.0
10.0 to 12.0
12.0 to 14.0
14.0 to 16.0
16.0 to 18.0
18.0 to 20.0
20.0 to 22.0
22.0 to 28.0
above 28.0
Revenue (HK$m)

2 Financial risk management *(continued)*

(c) Market risk (continued)

Interest rate exposure

Interest rate risks comprise those originating from treasury activities, both trading and non-trading portfolios which include structural interest rate exposures. Treasury manages interest rate risks within the limits approved by the Board of Directors and under the monitoring of ALCO.

Trading

The Group's control of market risk is based on restricting individual operations to trading within VAR and present value of a basis point ("PVBP") limits, and a list of permissible instruments authorised by the Board of Directors, and enforcing rigorous new product approval procedures. In particular, trading in the derivative products is supported by robust control systems whereas more complicated derivatives are mainly traded on back-to-back basis. Analysis of VAR for trading portfolio is disclosed in "Value at Risk" section.

Non-trading

The principal objective of market risk management of non-trading portfolios is to optimise net interest income. Interest rate risk in non-trading portfolios arises principally from mismatches between the future yield on assets and their funding cost, as a result of interest rate changes. Structural interest rate risk arising from the differing repricing characteristics of commercial banking assets and liabilities, including non-interest bearing liabilities, such as shareholders' funds and some current accounts.

Analysis of these risks is complicated by having to make assumptions on optionality in certain product areas, for example, mortgage prepayments, and from behavioural assumptions regarding the economic duration of liabilities which are contractually repayable on demand, for example, current accounts. The prospective change in future net interest income from non-trading portfolios will be reflected in the current realisable value of these positions, should they be sold or closed prior to maturity. In order to manage this risk optimally, market risk in non-trading portfolios and structural interest rate risks are transferred to Treasury or to separate books managed under the supervision of the ALCO.

The transfer of market risk to books managed by Treasury or supervised by ALCO is usually achieved by a series of internal deals between the business units and these books. When the behavioural characteristics of a product differ from its contractual characteristics, the behavioural characteristics are assessed to determine the true underlying interest rate risk. ALCO regularly monitor all such behavioural assumptions and interest rate risk positions, to ensure they comply with interest rate risk limits established by the Board.

Foreign exchange exposure

The Group's foreign exchange exposures mainly comprise foreign exchange dealing by Treasury and currency exposures originated by its banking business. The latter are transferred to Treasury where they are centrally managed within foreign exchange position limits approved by the Board of Directors. Structural foreign exchange positions arising from capital investments in associate, subsidiaries and branches outside Hong Kong, mainly in US dollar and renminbi as set out in note 42 to the financial statements, are managed by ALCO.

2 Financial risk management *(continued)*

(d) Capital management

The Group's objective for managing capital is to maintain a strong capital base to support the development of its business and to meet regulatory capital requirements at all times. The Group recognises the impact on shareholder returns of the level of equity capital employed within the Group and seeks to maintain a prudent balance between the advantages and flexibility afforded by a strong capital position and the higher returns on equity possible with greater leverage.

An annual Group capital plan is prepared and approved by the Board with the objective of maintaining both the optimal amount of capital and the mix between the different components of capital. The Group manages its own capital within the context of the approved annual Group capital plan, which determines levels of risk-weighted asset growth and the optimal amount and mix of capital required to support planned business growth. As part of the Group's capital management policy, subsidiary with capital generated in excess of planned requirement will return to the Bank, normally by way of dividends. The Group also raised its subordinated debt in accordance with HSBC Group's guidelines regarding market and investor concentration, cost, market conditions, timing and maturity profile.

The Bank is primarily a provider of equity capital to its subsidiaries. These investments are substantially funded by the Bank's own capital issuance and profit retentions. The Bank seeks to maintain a prudent balance between the composition of its capital and that of its investment in subsidiaries.

The principal forms of capital are included in the following balances on the consolidated balance sheet: called up share capital, retained profits, other reserves and subordinated liabilities. Capital also includes the collective impairment allowances held in respect of loans and advances and the regulatory reserve.

Externally imposed capital requirements:
The Hong Kong Monetary Authority supervises the Group on a consolidated and solo-consolidated basis and, as such, receives information on the capital adequacy of, and set capital requirements for, the Group as a whole. Individual banking subsidiaries are directly regulated by their local banking supervisors, who set and monitor their capital adequacy requirements. Certain non-banking financial subsidiaries are also subject to the supervision and capital requirements of local regulatory authorities.

The Basel Committee on Banking Supervision has published a new capital adequacy framework, known as "Basel II", for calculating minimum capital requirements. With effect from 1 January 2007, the Hong Kong Monetary Authority adopted Basel II as set out in the Banking (Capital) Rules made under the Banking Ordinances. The new Rules, which replace the Third Schedule to the Banking Ordinance, stipulate the calculation methodology for capital adequacy ratio. Basel II is structured around three "pillars": minimum capital requirements, supervisory review process and market discipline. The supervisory objectives for Basel II are to promote safety and soundness in the financial system and maintain at least the current overall level of capital in the system; enhance competitive equality; constitute a more comprehensive approach to addressing risks; and focus on internationally active bank.

With respect to Pillar One minimum capital requirements, Basel II provides three approaches, of increasing sophistication, to the calculation of credit risk regulatory capital. The most basic, the Standardised Approach, requires banks to use external credit ratings to determine risk weightings applied to rated counterparties, and groups other counterparties into broad categories and applies standardised risk weightings to these categories. In the next level, the Foundation Internal Ratings-based Approach, allows banks to calculate their credit risk regulatory capital requirement on the basis of their internal assessment of the probability that a counterparty will default, but with quantification of exposure and loss estimates being subject to standard supervisory parameters. Finally, the Advanced Internal Ratings-based Approach, will allow banks to use their own internal assessment of not only the probability of default but also the quantification of exposure at default and loss given default.

2 Financial risk management *(continued)*

(d) Capital management (continued)

In relation to Pillar One, the Group has obtained approval from the Hong Kong Monetary Authority to adopt the Foundation Internal Ratings-based Approach to calculate the risk-weighted assets for credit risk effective 1 January 2008 and used this approach to calculate its credit risk exposure at 30 June 2008. The Group adopted the Standardised Approach under the Banking (Capital) Rules to calculate its operational risk and used a variety of approaches to calculate its market risk, including the internal models approach, the CAD1 model and the standardised approach for different risk categories at 30 June 2008.

Under Pillar Two, the Group has initiated its internal capital adequacy assessment process ("ICAAP") to comply with HKMA's requirement set out in the Supervisory Policy Manual "Supervisory Review Process". The Group will also align with HSBC Group guidance in setting up its ICAAP.

To comply with Pillar Three requirements which focuses on disclosure requirements and policies as prescribed by the Banking (Disclosure) Rules, the Group has formulated a disclosure policy which was approved by the Board with an aims of making relevant disclosures in the interim and annual financial statements in accordance with the disclosure rules.

The Group has compiled with all of the externally imposed capital requirements by the Hong Kong Monetary Authority for all the periods preceded.

(i) Capital adequacy ratios

Capital ratios at 30 June 2008 were compiled in accordance with the Banking (Capital) Rules ("the Capital Rules") issued by the HKMA under section 98A of the Hong Kong Banking Ordinance for the implementation of Basel II, which came into effect on 1 January 2007. Having obtained approval from the HKMA to adopt the "foundation internal ratings-based approach" ("FIRB") to calculate the risk-weighted assets for credit risk from 1 January 2008, the Bank used the FIRB approach to calculate its credit risk exposure at 30 June 2008. The standardised (operational risk) approach and internal models approach were used to calculate its operational risk and market risk respectively. The capital adequacy ratio and core capital ratio at 31 December 2007 were calculated using the standardised (credit risk) approach ("STC"). As there are significant differences between the FIRB and STC approaches, the capital ratios of the two periods are not directly comparable.

In accordance with the HKMA guideline Impact of the New Hong Kong Accounting Standards on Authorised Institutions' Capital Base and Regulatory Reporting, the Group has earmarked a "regulatory reserve" of HK$1,061 million from retained profits.

2 Financial risk management *(continued)*

(d) Capital management (continued)

(i) Capital adequacy ratios *(continued)*

The capital base after deductions used in the calculation of capital adequacy ratios and reported to HKMA is analysed as follows:

	At 30 June 2008	*At 30 June 2007*	*At 31 December 2007*
Capital base			
Core capital:			
- share capital	**9,559**	9,559	9,559
- retained profits	**33,262**	27,546	29,437
- classified as regulatory reserve	**(1,061)**	(572)	(911)
- less: goodwill	**(301)**	(272)	(283)
- less: 50 per cent of total unconsolidated investments and other deductions	**(6,430)**	(2,416)	(5,875)
- total core capital	**35,029**	33,845	31,927
Supplementary capital:			
- fair value gains on the revaluation of property	**3,750**	3,328	3,466
- fair value gains on the revaluation of available-for-sale investment and equity	**507**	599	823
- collectively assessed impairment allowances	**68**	572	636
- regulatory reserve	**127**	572	911
- term subordinated debt	**10,354**	10,343	10,354
- less: 50 per cent of total unconsolidated investments and other deductions	**(6,430)**	(2,416)	(5,875)
- total supplementary capital	**8,376**	12,998	10,315
Total capital base after deductions	**43,405**	46,843	42,242
Risk-weighted assets			
- credit risk	**272,701**	348,698	342,798
- market risk	**2,333**	1,313	2,166
- operational risk	**36,314**	30,377	33,558
	311,348	380,388	378,522
Capital adequacy ratio	**13.9%**	12.3%	11.2%
Core capital ratio	**11.3%**	8.9%	8.4%

2 Financial risk management *(continued)*

(d) Capital management (continued)

(ii) Basis of consolidation

The basis of consolidation for calculation of capital ratios under the Capital Rules follows the basis of consolidation for financial reporting with the exclusion of subsidiaries which are "regulated financial entities" (e.g. insurance and securities companies) as defined by the Capital Rules. Accordingly, the investment costs of these unconsolidated regulated financial entities are deducted from the capital base.

List of subsidiaries for financial reporting consolidation

Everlasting International Limited
Fulcher Enterprises Company Limited
Full Wealth Investment Limited
Hang Seng Asset Management Pte Ltd
Hang Seng Bank (Bahamas) Limited
Hang Seng Bank (China) Limited
*Hang Seng Bank (Trustee) Limited
*Hang Seng Bank Trustee (Bahamas) Limited
*Hang Seng Bank Trustee International Limited
Hang Seng Bullion Company Limited
Hang Seng Credit Limited
Hang Seng Credit (Bahamas) Limited
Hang Seng Data Services Limited
Hang Seng Finance Limited
Hang Seng Finance (Bahamas) Limited
Hang Seng Financial Information Limited
*Hang Seng Futures Limited
*Hang Seng General Insurance (Hong Kong) Company Limited
*Hang Seng Insurance Company Limited
*Hang Seng Insurance (Bahamas) Limited
*Hang Seng Investment Management Limited
*Hang Seng Investment Services Limited
*Hang Seng Life Limited
*Hang Seng (Nominee) Limited
Hang Seng Real Estate Management Limited
Hang Seng Security Management Limited
*Hang Seng Securities Limited
Haseba Investment Company Limited
Hayden Lake Limited
High Time Investments Limited
HSI International Limited
Hang Seng Indexes Company Limited
Imenson Limited
Mightyway Investments Limited
Silver Jubilee Limited
Yan Nin Development Company Limited

* *"regulated financial entities" as defined by the Banking (Capital) Rules and excluded from the basis of consolidation for regulatory reporting purpose.*

2 Financial risk management *(continued)*

(e) Equities exposure

The Group's equities exposures are mainly in long-term equity investments which are reported as "Financial investments" set out in note 26. Equities held for trading purpose are included under "Trading assets" set out in note 22. These are subject to trading limit and risk management control procedures and other market risk regime.

(f) Operational risk

Operational risk is the risk of loss arising through fraud, unauthorised activities, error, omission, inefficiency, system failure or from external events. It is inherent to every business organisation and covers a wide spectrum of issues. The Group manages its operational risk through a controls-based environment in which the processes and controls are documented, authorisation is independent and transactions are reconciled and monitored. This is supported by periodic independent review of the internal control systems by internal audit. The operational risk management framework comprises assignment of responsibilities at senior management level, assessment of risk factors inherent in each business and operations units, information systems to record operational losses and analysis of loss events.

Operational risk is mitigated by adequate insurance coverage on assets and business losses. To reduce the impact and interruptions to business activities caused by system failure or natural disaster, back-up systems and contingency business resumption plans are in place for all business and critical operations functions. Operational risk management is coordinated by the Chief Operating Officer and monitored by the Operational Risk Management Committee.

(g) Reputational risk

Reputational risks can arise from social, ethical or environmental issues, or as a consequence of operational risk events. Standards are set and policies and procedures are established in all areas of reputational risk and are communicated to staff at all levels. These include treating customers fairly, conflicts of interest, money laundering deterrence, environmental impact and anti-corruption measures. The reputation downside to the Group is fully appraised before any strategic decision is taken.

3 Areas of special interest

(a) Holding of debt securities issued by Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation

The table below shows the Group's exposures to the senior debt securities (AAA rated) issued by the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation.

	Gross principal	*Fair value*
At 30 June 2008	**142**	**142**
At 30 June 2007	1,034	1,033
At 31 December 2007	1,001	998

The Group did not hold any asset-backed securities, mortgage-backed securities and collateralised debt obligations.

(b) Involvement with Special Purpose Entities (SPEs)

From time to time, the Group enters into certain transactions with customers in the ordinary course of business which involve the establishment of SPEs. The use of SPEs is not a significant part of the Group's activities and the Group is not reliant on SPEs for any material part of its business operations or profitability.

4 Analysis of gross advances to customers by categories based on internal classification used by the Group

Gross advances, impaired advances, individually assessed and collectively assessed loan impairment allowances in respect of industry sectors which constitute not less than 10 per cent of gross advances to customers are analysed as follows:

			Loan impairment allowances	
	Gross advances	*Impaired advances*	*Individually assessed*	*Collectively assessed*
At 30 June 2008				
Residential mortgages	**112,555**	**431**	**(16)**	**(100)**
Commercial, industrial and international trade	**71,834**	**791**	**(370)**	**(361)**
Commercial real estate	**34,933**	**2**	**–**	**(4)**
Other property-related lending	**48,839**	**15**	**(4)**	**(33)**
At 30 June 2007				
Residential mortgages	94,292	583	(49)	(101)
Commercial, industrial and international trade	53,784	582	(325)	(301)
Commercial real estate	31,091	81	(1)	(6)
Other property-related lending	41,829	45	(12)	(50)
At 31 December 2007				
Residential mortgages	100,725	474	(31)	(95)
Commercial, industrial and international trade	58,967	594	(361)	(316)
Commercial real estate	32,861	22	–	(5)
Other property-related lending	45,058	21	(8)	(43)

5 Non-bank Mainland exposures

The analysis of non-bank Mainland exposures is based on the categories of non-bank counterparties and the type of direct exposures defined by the HKMA under the Banking (Disclosure) Rules with reference to the HKMA return for non-bank Mainland exposures, which includes the mainland exposures extended by the Bank and its overseas branches and overseas subsidiaries only.

	On-balance sheet exposure	*Off-balance sheet exposure*	*Total exposures*	*Individually assessed allowances*
At 30 June 2008				
Mainland entities	**9,325**	**3,257**	**12,582**	**-**
Companies and individuals outside Mainland where the credit is granted for use in Mainland	**6,670**	**4,807**	**11,477**	**150**
Other counterparties where the exposure is considered by the Bank to be non-bank Mainland exposure	**29**	**18**	**47**	**-**
	16,024	**8,082**	**24,106**	**150**
Mainland exposures of HACN	**29,422**	**7,467**	**36,889**	**126**
	45,446	**15,549**	**60,995**	**276**
At 30 June 2007				
Mainland entities	9,057	6,840	15,897	1
Companies and individuals outside Mainland where the credit is granted for use in Mainland	4,908	3,904	8,812	82
Other counterparties where the exposure is considered by the Bank to be non-bank Mainland exposure	14	202	216	-
	13,979	10,946	24,925	83
Mainland exposures of HACN	19,045	6,432	25,477	108
	33,024	17,378	50,402	191
At 31 December 2007				
Mainland entities	7,246	6,111	13,357	1
Companies and individuals outside Mainland where the credit is granted for use in Mainland	6,397	5,376	11,773	88
Other counterparties where the exposure is considered by the Bank to be non-bank Mainland exposure	50	278	328	-
	13,693	11,765	25,458	89
Mainland exposures of HACN	25,582	9,966	35,548	125
	39,275	21,731	61,006	214

6 Cross-border claims

Cross-border claims include receivables and loans and advances, and balances due from banks and holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments, as well as accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, the risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institutions, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross-border claims are shown as follows:

	Banks & other financial institutions	*Public sector entities*	*Sovereign & other*	*Total*
At 30 June 2008				
Asia-Pacific excluding Hong Kong:				
- Australia	**28,348**	**–**	**464**	**28,812**
- China	**23,749**	**–**	**16,087**	**39,836**
- Other	**50,194**	**–**	**6,369**	**56,563**
	102,291	**–**	**22,920**	**125,211**
The Americas:				
- United States	**27,399**	**263**	**8,114**	**35,776**
- Canada	**10,880**	**234**	**3,645**	**14,759**
- Other	**25**	**–**	**4,112**	**4,137**
	38,304	**497**	**15,871**	**54,672**
Europe:				
- United Kingdom	**31,848**	**–**	**6,299**	**38,147**
- Other	**99,616**	**–**	**2,753**	**102,369**
	131,464	**–**	**9,052**	**140,516**

6 Cross-border claims *(continued)*

	Banks & other financial institutions	*Public sector entities*	*Sovereign & other*	*Total*
At 30 June 2007				
Asia-Pacific excluding Hong Kong:				
- Australia	37,949	–	671	38,620
- China	14,635	–	8,574	23,209
- Other	29,551	–	4,868	34,419
	82,135	–	14,113	96,248
The Americas:				
- United States	29,320	1,130	6,472	36,922
- Canada	15,171	490	4,974	20,635
- Other	20	–	4,549	4,569
	44,511	1,620	15,995	62,126
Europe:				
- United Kingdom	37,181	–	9,486	46,667
- Other	124,714	–	5,003	129,717
	161,895	–	14,489	176,384
At 31 December 2007				
Asia-Pacific excluding Hong Kong:				
- Australia	33,865	–	397	34,262
- China	20,668	–	12,615	33,283
- Other	44,110	–	6,240	50,350
	98,643	–	19,252	117,895
The Americas:				
- United States	29,111	1,187	6,866	37,164
- Canada	14,428	240	3,893	18,561
- Other	45	–	4,051	4,096
	43,584	1,427	14,810	59,821
Europe:				
- United Kingdom	33,031	–	8,511	41,542
- Other	123,002	–	4,627	127,629
	156,033	–	13,138	169,171

The Code For Securities Transactions By Directors

The Bank has adopted a Code for Securities Transactions by Directors on terms no less exacting than the required standards set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") (as set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")). Specific enquiries have been made with all Directors who have confirmed that they complied with the Bank's Code for Securities Transactions by Directors throughout the six months ended 30 June 2008.

Directors' And Alternate Chief Executives' Interests

Interests in Shares

As at 30 June 2008, the interests of the Directors and Alternate Chief Executives in the shares, underlying shares of equity derivatives and debentures of the Bank and its associated corporations (all within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) disclosed in accordance with the Listing Rules were detailed below.

	Personal Interests (held as beneficial owner)	Family Interests (Interests of spouse or child under 18)	Corporate Interests (Interests of controlled corporation)	Other Interests	Total Interests	Total Interests as % of the relevant issued share capital
Number of Ordinary Shares of HK$5 each in the Bank						
Directors:						
Mr Raymond C F Or	50,000	–	–	–	50,000	0.00
Mr John C C Chan	–	–	–	1,000[1]	1,000	0.00
Mr Patrick K W Chan	–	1,000	–	–	1,000	0.00
Mr Joseph C Y Poon	5,000	10,000	–	–	15,000	0.00
Number of Ordinary Shares of US$0.50 each in HSBC Holdings plc						
Directors:						
Dr Raymond K F Ch'ien	56,428	–	–	–	56,428	0.00
Mr Raymond C F Or	233,077	39,974	–	153,261[6]	426,312	0.00
Mr Edgar D Ancona	253,195	–	–	561,391[6]	814,586	0.01
Mr John C C Chan	14,283	–	–	3,000[1]	17,283	0.00
Mr Patrick K W Chan	8,034	5,440	–	60,396[6]	73,870	0.00
Mr Alexander A Flockhart	168,768	–	–	378,813[6]	547,581	0.00
Mr Jenkin Hui	11,492	24,342	1,273,389[2]	–	1,309,223	0.01
Dr Eric K C Li	–	18,132	79,622[3]	–	97,754	0.00
Mr Joseph C Y Poon	34,304[4]	64,847	–	54,975[6]	154,126	0.00
Mr Peter T S Wong	128,872	22,652	–	139,026[6]	290,550	0.00
Alternate Chief Executives:						
Mr William W Leung	19,305	–	–	46,895[6]	66,200	0.00
Mrs Dorothy K Y P Sit	18,834[5]	728	–	38,666[6]	58,228	0.00

Notes:

(1) 1,000 shares in the Bank and 3,000 shares in HSBC Holdings plc were held by a trust of which Mr and Mrs John C C Chan were beneficiaries.

(2) Mr Jenkin Hui was entitled to fully control the voting power at general meetings of Parc Palais Incorporated, a private company, which beneficially held all of those shares referred to above as his corporate interests.

(3) Dr Eric K C Li was entitled to control no less than one-third of the voting power at general meetings of a private company which beneficially held all of those shares referred to above as his corporate interests.

(4) 22,599 shares were jointly held by Mr and Mrs Joseph C Y Poon.

(5) 5,680 shares were jointly held by Mrs Dorothy K Y P Sit and her husband.

(6) These represented interests in (i) options granted to Directors and Alternate Chief Executives under the HSBC Share Option Plans/HSBC Finance 1996 Long-Term Executive Incentive Compensation Plan to acquire ordinary shares of US$0.50 each in HSBC Holdings plc and (ii) conditional awards of shares under the HSBC Holdings plc Restricted Share Plan/HSBC Share Plans made in favour of Directors and Alternate Chief Executives and held by various trusts for ordinary shares of US$0.50 each in HSBC Holdings plc, as set against their respective names below:

	Options (please refer to the options table below for details)	Conditional awards of shares under the HSBC Holdings plc Restricted Share Plan/HSBC Share Plans (please refer to the awards table below for further information)	Total
Directors:			
Mr Raymond C F Or	2,504	150,757	153,261
Mr Edgar D Ancona	459,113	102,278	561,391
Mr Patrick K W Chan	26,000	34,396	60,396
Mr Alexander A Flockhart	1,332	377,481	378,813
Mr Joseph C Y Poon	14,704	40,271	54,975
Mr Peter T S Wong	–	139,026	139,026
Alternate Chief Executives:			
Mr William W Leung	12,500	34,395	46,895
Mrs Dorothy K Y P Sit	5,435	33,231	38,666

All the interests stated above represent long positions. As at 30 June 2008, no short positions were recorded in the Register of Directors' and Alternate Chief Executives' Interests and Short Positions required to be kept under section 352 of the SFO.

Options

As at 30 June 2008, the Directors and Alternate Chief Executives mentioned below held unlisted physically settled options to acquire the number of ordinary shares of US$0.50 each in HSBC Holdings plc set against their respective names. These options were granted for nil consideration by HSBC Holdings plc.

	Options held as at 30 June 2008	Options exercised during the first half of the year (ordinary shares of US$0.50 each)	Exercise price per share	Date granted	Exercisable from	Exercisable until
Directors:						
Mr Raymond	1,515	–	£6.4720	10 May 2004	1 Aug 2009	31 Jan 2010
C F Or	989	–	£6.6792	24 May 2005	1 Aug 2010	31 Jan 2011
	2,504					
Mr Edgar	64,200[1]	–	US$13.7100	9 Nov 1998	9 Nov 1999	9 Nov 2008
D Ancona	80,250[1]	–	US$16.9600	8 Nov 1999	8 Nov 2000	8 Nov 2009
	85,600[1]	–	US$18.4000	13 Nov 2000	13 Nov 2001	13 Nov 2010
	93,625[1]	–	US$21.3700	12 Nov 2001	12 Nov 2002	12 Nov 2011
	33,438[1]	–	US$10.6600	20 Nov 2002	20 Nov 2003	20 Nov 2012
	51,000	–	£9.1350	3 Nov 2003	3 Nov 2006	3 Nov 2013
	51,000	–	£8.2830	30 Apr 2004	30 Apr 2007	30 Apr 2014
	459,113					
Mr Patrick	6,500	–	£7.4600	3 Apr 2000	3 Apr 2003	2 Apr 2010
K W Chan	6,000	–	£8.7120	23 Apr 2001	23 Apr 2004	22 Apr 2011
	6,500	–	£8.4050	7 May 2002	7 May 2005	6 May 2012
	7,000	–	£6.9100	2 May 2003	2 May 2006	1 May 2013
	26,000					
Mr Alexander	–	22,500[2]	£6.2767	16 Mar 1998	16 Mar 2001	16 Mar 2008
A Flockhart	1,332	–	£7.0872	25 Apr 2007	1 Aug 2010	31 Jan 2011
	1,332					
Mr Joseph	–	9,000[3]	£6.3754	29 Mar 1999	29 Mar 2002	29 Mar 2009
C Y Poon	–	4,750[3]	£7.4600	3 Apr 2000	3 Apr 2003	3 Apr 2010
	2,750	–	£8.7120	23 Apr 2001	23 Apr 2004	23 Apr 2011
	4,400	–	£8.4050	7 May 2002	7 May 2005	7 May 2012
	5,050	–	£6.9100	2 May 2003	2 May 2006	2 May 2013
	1,515	–	£6.4720	10 May 2004	1 Aug 2009	31 Jan 2010
	989	–	£6.6792	24 May 2005	1 Aug 2010	31 Jan 2011
	14,704					

	Options held as at 30 June 2008	Options exercised during the first half of the year (ordinary shares of US$0.50 each)	Exercise price per share	Date granted	Exercisable from	Exercisable until
Alternate Chief Executives:						
Mr William	6,000	–	£6.9100	2 May 2003	2 May 2006	1 May 2013
W Leung	6,500	–	£8.2830	30 Apr 2004	30 Apr 2007	29 Apr 2014
	12,500					
Mrs Dorothy	3,000	–	£8.7120	23 Apr 2001	23 Apr 2004	22 Apr 2011
K Y P Sit	2,435	–	£6.6792	24 May 2005	1 Aug 2010	31 Jan 2011
	5,435					

Notes:

(1) These represented Mr Edgar D Ancona's interests in options under HSBC Finance 1996 Long-Term Executive Incentive Compensation Plan. These options arise from options he held over shares of Household International, Inc. (now HSBC Finance Corporation) before its acquisition, which were converted into options over HSBC Holdings plc ordinary shares in the same ratio as the offer for HSBC Finance Corporation and the exercise prices per share adjusted accordingly. These options were granted at nil consideration.

(2) As at the date of exercise, 4 March 2008, the market value per share was £7.6900.

(3) As at the date of exercise, 15 May 2008, the market value per share was £8.9200.

Conditional Awards Of Shares

As at 30 June 2008, the interests of the Directors and Alternate Chief Executives in the conditional awards of shares made in favour of them under the HSBC Holdings plc Restricted Share Plan/HSBC Share Plans and held by various trusts for ordinary shares of US$0.50 each in HSBC Holdings plc were as follows:

	Awards held as at 1 January 2008	Awards made during the first half of the year	Shares awarded released during the first half of the year	Awards held as at 30 June 2008
Directors:				
Mr Raymond C F Or	198,569	62,060	35,587	150,757[(1)&(2)]
Mr Edgar D Ancona	103,733	33,333[(3)]	38,327	102,278[(1)]
Mr Patrick K W Chan	26,511	12,425[(3)]	5,445	34,396[(1)]
Mr Alexander A Flockhart	322,411	139,103	33,573	377,481[(1)&(2)]
Mr Joseph C Y Poon	38,100	14,545	6,836	40,271[(1)&(2)]
Mr Peter T S Wong	82,700	52,261	–	139,026[(1)]
Alternate Chief Executives:				
Mr William W Leung	34,469	12,425	6,836	34,395[(1)&(2)]
Mrs Dorothy K Y P Sit	42,911	12,121[(3)]	6,836	33,231[(1)&(2)]

Notes:

(1) This includes additional shares arising from scrip dividends.

(2) This takes into account the forfeiture of shares under the relevant Share Plan(s).

(3) Notification that Mr Edgar D Ancona, Mr Patrick K W Chan and Mrs Dorothy K Y P Sit held these shares on 31 March 2008 was given by them in early July 2008 on their becoming aware of the same.

Other than those disclosed above, no right to subscribe for equity or debt securities of the Bank has been granted by the Bank to, nor have any such rights been exercised by, any person during the six months ended 30 June 2008.

Substantial Interests In Share Capital

The register maintained by the Bank pursuant to the SFO recorded that, as at 30 June 2008, the following corporations had interests or short positions in the shares or underlying shares (as defined in the SFO) in the Bank set opposite their respective names:

Name of Corporation	Number of Ordinary Shares of HK$5 each in the Bank (Percentage of total)
The Hongkong and Shanghai Banking Corporation Limited	1,188,057,371 (62.14%)
HSBC Asia Holdings BV	1,188,057,371 (62.14%)
HSBC Asia Holdings (UK)	1,188,057,371 (62.14%)
HSBC Holdings BV	1,188,057,371 (62.14%)
HSBC Finance (Netherlands)	1,188,057,371 (62.14%)
HSBC Holdings plc	1,188,057,371 (62.14%)

The Hongkong and Shanghai Banking Corporation Limited is a subsidiary of HSBC Asia Holdings BV, which is a wholly-owned subsidiary of HSBC Asia Holdings (UK), which in turn is a wholly-owned subsidiary of HSBC Holdings BV. HSBC Holdings BV is a wholly-owned subsidiary of HSBC Finance (Netherlands), which in turn is a wholly-owned subsidiary of HSBC Holdings plc. Accordingly, The Hongkong and Shanghai Banking Corporation Limited's interests are recorded as the interests of HSBC Asia Holdings BV, HSBC Asia Holdings (UK), HSBC Holdings BV, HSBC Finance (Netherlands) and HSBC Holdings plc.

The Directors regard HSBC Holdings plc to be the beneficial owner of 1,188,057,371 ordinary shares in the Bank (62.14%).

All the interests stated above represent long positions. As at 30 June 2008, no short positions were recorded in the Register of Interests in Shares and Short Positions required to be kept under section 336 of the SFO.

Purchase, Sale Or Redemption Of The Bank's Securities

During the six months ended 30 June 2008, there was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of the Bank's securities.

Remuneration And Staff Development

There have been no material changes to the information disclosed in the Annual Report 2007 in respect of the remuneration of employees, remuneration policies and staff development.

Code On Corporate Governance Practices

The Bank is committed to high standards of corporate governance and follows the module on 'Corporate Governance of Locally Incorporated Authorised Institutions' under the Supervisory Policy Manual issued by the Hong Kong Monetary Authority. The Bank has also followed all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules throughout the six months ended 30 June 2008.

The Audit Committee of the Bank has reviewed the results of the Bank for the six months ended 30 June 2008.

Register Of Shareholders

The Register of Shareholders of the Bank will be closed on Wednesday, 20 August 2008, during which no transfer of shares can be registered. In order to qualify for the second interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:30 pm on Tuesday, 19 August 2008. The second interim dividend will be payable on Thursday, 4 September 2008 to shareholders whose names appear on the Register of Shareholders of the Bank on Wednesday, 20 August 2008.

Proposed Timetables For The Remaining Quarterly Dividends For 2008

Third interim dividend for 2008

Announcement date	3 November 2008
Book close and record date	20 November 2008
Payment date	10 December 2008

Fourth interim dividend for 2008

Announcement date	2 March 2009
Book close and record date	18 March 2009
Payment date	31 March 2009

Board Of Directors

As at 4 August 2008, the Board of Directors of the Bank comprises Dr Raymond K F Ch'ien* (Chairman), Mr Raymond C F Or (Vice-Chairman and Chief Executive), Mr Edgar D Ancona#, Mr John C C Chan*, Mr Patrick K W Chan, Dr Y T Cheng*, Dr Marvin K T Cheung*, Mr Alexander A Flockhart#, Mr Jenkin Hui*, Mr Peter T C Lee*, Dr Eric K C Li*, Dr Vincent H S Lo#, Mr Joseph C Y Poon, Dr David W K Sin*, Mr Richard Y S Tang* and Mr Peter T S Wong#.

* *Independent non-executive Directors*
\# *Non-executive Directors*

Registered Office
83 Des Voeux Road Central, Hong Kong
Telephone: (852) 2198 1111
Facsimile: (852) 2868 4047
Telex: 73311 73323
SWIFT: HASE HK HH
Website: www.hangseng.com

Stock Code
The Stock Exchange of Hong Kong Limited: 11

Registrars
Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong

Depositary*
The Bank of New York Mellon
Investor Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258, USA
Telephone: 1-201-680-6825
Toll free (domestic): 1-888-BNY-ADRS
Website: www.bnymellon.com\shareowner
Email: shrrelations@bnymellon.com

* The Bank offers investors in the United States a Sponsored Level-1 American Depositary Receipts Programme through The Bank of New York Mellon.

Interim Report 2008
The Interim Report 2008 in both English and Chinese is now available in printed form and on the Bank's website: www.hangseng.com.

Shareholders who:
A) receive this Interim Report 2008 by electronic means and wish to receive a printed copy; or
B) receive this Interim Report 2008 in either English or Chinese and wish to receive a printed copy of the other language version,

may send a notice in writing to the Bank's Registrars:

Computershare Hong Kong Investor Services Limited
Rooms 1806-7, 18th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Facsimile: (852) 2529 6087
Email: hkinfo@computershare.com.hk

Shareholders who have chosen to receive this Interim Report 2008 by electronic means through the Bank's website and who, for any reason, have difficulty in receiving or gaining access to this Interim Report 2008, may submit a written request to the Bank's Registrars, Computershare Hong Kong Investor Services Limited, and will be sent this Interim Report 2008 in printed form free of charge.

Shareholders may change their choice of language or means of receipt of the Bank's future corporate communications at any time, free of charge, by completing and sending to the Bank's Registrars, Computershare Hong Kong Investor Services Limited, a change request form which can be obtained from the Bank's Registrars.

Photography: Graham Uden

Hang Seng Bank Limited
83 Des Voeux Road Central, Hong Kong

www.hangseng.com

END